Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2015 to September 30, 2015)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLYREPORT

(From January 1, 2015 to September 30, 2015)

To:	Korean Financial Services Commission and Korea Exchange

/s/
Kim, Jin-Il
President and Representative Director
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/
Noh, Min-Yong
Senior Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

TABLE OF CONTENTS

I.	Overview	4

II.	Business	10

III.	Financial Statements	32

IV.	Corporate Governance and Company Affiliates	36

Attachment:	Independent Auditors’ Review Report
(Non-consolidated and consolidated)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business		Note

(1)	Production and sale of crude steel and stainless steel products	No engagement in this business during the third quarter of fiscal year 2015
(2)	Port/harbor loading/unloading, warehousing and packaging

(3)	Management of professional athletic organizations

(4)	Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses

(5)	Real property lease business

(6)	Public energy services and distribution system

(7)	Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8)	Educational services and other incidental services

(9)	Production and sale of non-ferrous metals

(10)	Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO PLANTEC Co., Ltd., Daewoo International Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, POSCO ENGINEERING CO., Ltd., MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POREKA Co., Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, POSCO AST, POSCO LED Co., Ltd., Poscoene, POSCO TMC Co., Ltd., POSCO Processing&Service, POSHIMETAL Co., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., Mapo Hibroad Parking co., Ltd., MTAPOLIS Co., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., , PSC Energy Global Co., Ltd., PONUTech Co., Ltd.,, Gale International Korea, LLC, POS-HiAL, Tamra Offshore Wind Power Co., Ltd., BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., Steel Processing and Fabricating Center Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSCO Green Gas Technology, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University

4

(a)	Changes in Companies Belonging to the Business Group

•	Addition of a Subsidiary: Songdo POSCO Family Housing. (January 2, 2015)

•	Name change from POSCO Specialty Steel Co., Ltd. to Seah Changwon Special Steel Co., Ltd. (March 17, 2015)

•	Addition of a Subsidiary: HOTEL LAONZENA CO., LTD. (April 1, 2015)

•	Addition of a Subsidiary: POSCO Group University (April 1, 2015)

•	Name change from New Altec Co., Ltd. to Daechang AT Co., Ltd. (April 6, 2015)

•	Exclusion of a Subsidiary: Seah Changwon Special Steel Co., Ltd. (May 12, 2015)

•	Exclusion of a Subsidiary: POSFINE Co., Ltd. (June 19, 2015)

•	Exclusion of a Subsidiary: Daechang AT Co., Ltd. (July 16, 2015)

(b)	Changes after September 30, 2015

•	Exclusion of a Subsidiary: POREKA Co., Ltd. (October 21, 2015)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

5

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates five overseas offices as follows:

United Arab Emirates (Dubai), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Australia (Perth), and Argentina.

(3)	Major Changes in the Board of Directors (as of March 13, 2015)

(a)	Inside Directors

•	New members: Oh, In-Hwan (2 years)

(b)	Outside Directors

•	New members: Bahk, Byong-Won and Kim, Joo-Hyun (3 years)

(c)	Representative Directors

•	Prior to March 13, 2015: Kwon, Oh-Joon, Kim, Jin-Il and Chang, In-Hwan

•	As of March 13, 2015: Kwon, Oh-Joon, Kim, Jin-Il and Yoon, Dong-Jun

•	After June 30, 2015: Kwon, Oh-Joon, and Kim, Jin-Il

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014, January 23, 2015 and August 5, 2015)

6

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

7

4. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2015)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of September 30, 2015)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,193,807	—	640	—	7,193,167
Special Money Trust		—	—	—	—	—
Total		7,193,807	—	640	—	7,193,167

*	Beginning Balance: as of December 31, 2014

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On March 5, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 74 treasury stocks was completed on March 8, 2013. On April 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 387 treasury stocks was completed on April 9, 2013. On July 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the disposal of 150 treasury stocks was completed on July 8, 2013. On October 1, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 2,009 treasury stocks was completed on October 7, 2013. On January 7, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 139 treasury stocks was completed on January 9, 2014. On April 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 475 treasury stocks was completed on April 16, 2014. On July 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 30 treasury stocks was completed on July 16, 2014. On January 26, 2015, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 40 treasury stocks was completed on January 27, 2015. On April 21, 2015, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 390 treasury stocks was completed on April 22, 2015. On July 21, 2015, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 210 treasury stocks was completed on July 22, 2015.

8

Changes after September 30, 2015

On October 19, 2015, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 1,980 treasury stocks was completed on October 20, 2015.

5. Voting Rights

(As of September 30, 2015)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,193,167	*Treasury Stock 7,193,167 shares
(3) Shares with Voting Rights	79,993,668	—

6. Earnings and Dividend

(In millions of KRW)
	2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013
(Consolidated) Net Profit	(4,864)	626,099	1,376,396
Earnings per Share (KRW)	(370)	7,432	17,409
Cash Dividend Paid	159,987	639,527	633,192
(Consolidated) Pay-out Ratio (%)	—	102.1	46.0
Dividend per Share (KRW)	2,000	8,000	8,000
Dividend Yield (%)	0.9	2.8	2.4

9

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2015 3Q (January 1, 2015 ~ September 30, 2015)		2014		2013
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	21,677,404	1,604,824	31,841,748	2,267,825	31,794,574	2,363,377
Trading	14,080,237	178,809	21,165,806	284,892	18,307,888	81,696
Engineering & Construction	6,234,409	167,246	8,119,207	446,214	6,896,838	179,186
Others	2,294,345	118,618	3,971,684	214,599	4,865,350	371,875

Total	44,286,395	2,069,497	65,098,445	3,213,530	61,864,650	2,996,134

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
Category	2015 3Q (January 1, 2015 ~ September 30, 2015)		2014		2013		2012
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	51.9	100	71.5	100	66.1	100	69.3	100
POSCO	28.1	54.1	37.7	52.7	36.4	55.2	38.0	54.6
Others	23.8	45.9	33.8	47.3	29.7	44.8	31.3	45.4

Source: Korea Iron and Steel Association

10

B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1) Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(h)	Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(i)	Indian Supreme Court decided on the merit of the case. (March, 2013)

(j)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(k)	The project was temporarily suspended because India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2) Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

11

(c)	Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(3)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(e)	Electric generation work commenced (July, 2015)

12

(4)	Establishment of no.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(5)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

2) Trading

A. Market Share

(Millions of Dollars, %)
Category	2015 3Q (January 1, 2015 ~ September 30, 2015)	2014 3Q (January 1, 2014 ~ September 30, 2014)	Growth rate
All Trading Companies in Korea	424,967	396,868	-6.6
Daewoo International	5,681	5,023	-11.6

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Korean export industry as the number one trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resource development through Myanmar gas field. Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

13

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established in February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America, Africa and Europe.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

POSCO ICT has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries for 30 years, in areas such as steel, railroad/transportation, environment/energy.

POSCO ICT has selected Smart Grid energy efficiency business as the strategic business and focused to nurture it. Also the firm is pushing business to overseas, providing total solution to overseas steel mills and exporting railroad solution system. Based on its overseas network located in China India Vietnam, Indonesia, and Brazil, POSCO ICT will speed up the penetration to the local market and increase overseas order volume by expanding businesses.

C. POSCO CHEMTECH

POSCO CHEMTECH, founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO CHEMTECH is currently expanding its markets to Japan, China and Indonesia. Now, POSCO CHEMTECH is preparing for the leap towards the future industries of the comprehensive chemical and carbon material

14

3. Key Products

A. Sales of Key Products

	(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	43,842	12.7
	Cold-rolled Product (CR)	Automobile, Home appliances, etc	120,163	34.9
	Stainless Steel Products	Western tableware, etc	71,978	20.9
	By-Product	Plates, Wire rods, etc	108,476	31.5
	Gross Sum		344,459	100.0
	Deduction of Internal Trade		(127,685)
	Sub Total		216,774

Trading	Steel, Metal		115,041	55.8
	Chemical, Strategic Item, Energy		4,643	2.3
	Etc		86,461	41.9
	Gross Sum		206,145	100.0
	Deduction of Internal Trade		(65,343)
	Sub Total		140,802

Engineering & Construction	Domestic Construction	Architecture	17,436	23.9
		Plant	10,487	14.3
		Civil Engineering	5,843	8.0
	Overseas Construction		30,728	42.1
	Owned Construction		5,536	7.6
	Etc		3,009	4.1
	Gross Sum		73,039	100.0
	Deduction of Internal Trade		(10,695)	—
	Sub Total		62,344

Others	Electricity Sales, etc		43,441	100.0
	Deduction of Internal Trade		(20,497)	—
	Sub Total		22,944	—

Total Sum			442,864	—

15

B. Price Fluctuation Trend of Key Products

	(In thousands of KRW/ Tons, kWh)
Business Area	Products	2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013	2012
Steel	Hot-rolled Product (HR)	575	686	728	828
	Cold-rolled Product (CR)	743	822	877	999

Others	Electric Power	109	142	156	161
	Lime	117	112	119	105

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption and oversupply from China, domestic and overseas steel price has decreased since the end of 2011.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

16

4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	60,076 (37.2%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	56,058 (34.8%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	45,090 (28.0%)	Nickel, Ferrochrome, STS Scrap Iron, etc.

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,371(19.3%)
		Steel Pile	Foundation of Structure	67 (0.9%)
		Steel Reinforcement	Strengthening Concrete	1,547 (21.8%)
		Cable	Electricity Transfer	117(1.7%)
		Etc.	—	3,995 (56.3%)

Others	Raw Materials	LNG	Material for Power Generation	8,659 (68.7%)
		Limestone	Production of Lime	771 (6.1%)
		Etc.	—	3,171(25.2%)

17

B. Price Fluctuation Trend of Major Raw Materials

		(In thousands of KRW)
Business Area	Category	2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013
Steel	Iron Ore (per ton)	64	93	148
	Coal (per ton)	109	132	162
	Scrap Iron (per ton)	263	382	428
	Nickel (per ton)	12,333	17,769	16,455

Engineering & Construction	Ready-mixed Concrete (per m3)	59	59	57
	Steel Pile (per m)	39	67	70
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0

Others	LNG (per ton)	776	1,056	979
	Lime (per ton)	20	20	20

18

[Steel]

Key Factors in Price Fluctuations

(1)	Iron Ore

	(In Dollars/ Tons)
	‘15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q
Trend of International Benchmark Price (Free On Board, “FOB”)	49	54	58	66	82	94	111	123	123	118	141	113

(2)	Coal

	(In Dollars/ Tons)
	‘15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q
Trend of International Benchmark Price (FOB)	93	109.5	117	119	120	120	143	152	145	172	165	170

(3)	Scrap Iron

	(In Dollars/ Tons)
	‘15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q
Trend of Purchase Price (Cost and Freight, “CFR”)	225	256	268	331	376	365	379	396	367	379	421	379

(4)	Nickel

	‘15 3Q	15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 4.79/lb USD 10,561/ton	USD 5.90/lb USD 13,008/ton	USD 6.50/lb USD 14,338/ton	USD 7.17/lb USD 15,799/ton	USD 8.43/lb USD 18,576/ton	USD 8.37/lb USD 18,463/ton	USD 6.64/lb USD 14,645/ton	USD 6.31/lb USD 13,904/ton	USD 6.32/lb USD 13,922/ton	USD 6.78/lb USD 14,952/ton

19

[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	TFR-CV, 0.6/1KV 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Electricity price is affected by the raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

20

5. Production and Facilities

A. Production Capacity

[Steel]

(Thousands of Tons)

Business Area	Products	2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013
Steel	Crude Steel	35,895	43,500	40,428

[Others]

(MW, Thousands of Tons)

Business Area	Products		2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013
Power Generation	Electric Power	Inchon	3,412	2,992	3,052
		Gwangyang	284	284	284
		Pohang	290	290	145

Lime	Lime		1,638	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1)	Production

	(Thousands of Tons)
Products		2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013
Crude Steel		31,194	41,428	38,261

Products	Hot-Rolled Products	7,138	8,124	8,109
	Plate	4,797	6,433	5,649
	Wire Rod	2,052	2,750	2,334
	Pickled-Oiled Steel Sheets	2,177	2,785	2,640
	Cold-Rolled Products	6,634	8,934	8,404
	Coated Steel	4,593	6,164	5,762
	Electrical Steel	956	1,253	1,125
	Stainless Steel	1,773	2,453	2,372
	Others	2,763	4,005	3,566
	Total	32,883	42,901	39,961

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

21

(2)	Capacity Utilization Rate for the third quarter of fiscal year of 2015

	(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	31,720	28,212	88.9%
	Zhangjiagang Pohang Stainless Steel	1,100	870	79.1%
	PT.KRAKATAU POSCO	2,250	1,981	88.0%
	POSCO SS-VINA	825	131	15.9%
	Total	35,895	31,194	86.9%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1)	Production Result

	(Gwh, Thousands of Tons)
	Products	2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013
Power Generation	Electric Power	11,829	15,442	15,983
Lime	Lime	1,793	2,383	2,364

(2)	Capacity Utilization Rate for the third quarter of fiscal year of 2015

	(hr, Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	6,552	3,335	50.9%
		Gwangyang	6,552	6,080	92.8%
		Pohang	6,552	5,923	90.4%
Lime	Lime		1,638	1,793	109.4%

22

C. Production Facilities

[Land]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,019,939	61,109	(20,083)	(1,472)	2,059,493
Trade	61,169	2,220	—	—	63,389
Engineering & Construction	191,881	—	(151,074)	—	40,807
Others	528,299	13,370	65,221)	(45)	476,403

[Building]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,573,200	123,993	(19,196)	(232,558)	4,445,439
Trade	104,702	840	(—)	(1,975)	103,567
Engineering & Construction	147,278	19,902	(97,611)	(1,522)	68,047
Others	534,144	78,628	(19,320)	(19,558)	573,894

[Structures]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,701,348	85,882	15,445	(147,819)	2,654,856
Trade	5,593	—	(981)	(105)	4,507
Engineering & Construction	68,293	1,287	(13,209)	(1,233)	55,138
Others	254,929	11,296	(1,920)	(11,102)	253,203

[Machinery and Equipments]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	18,231,086	1,730,340	(49,813)	(1,541,590)	18,370,023
Trade	333,469	271	(36,115)	(11,392)	286,233
Engineering & Construction	56,416	6,000	(28,149)	(5,232)	29,035
Others	2,578,914	263,336	(67,199)	(125,410)	2,649,641

23

[Vehicles]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	34,534	10,185	(802)	(8,786)	35,131
Trade	3,516	1,426	(659)	(888)	3,395
Engineering & Construction	13,003	640	(671)	(2,407)	10,565
Others	5,642	1,119	(297)	(1,724)	4,740

[Tools and Fixtures]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	43,508	26,713	(213)	(15,952)	54,056
Trade	1,684	148	(127)	(431)	1,274
Engineering & Construction	5,759	827	(4,195)	(625)	1,766
Others	13,118	5,824	(1,984)	(5,209)	11,749

[Equipment]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	89,535	19,775	(377)	(22,510)	86,423
Trade	10,081	11,773	(162)	(4,479)	17,213
Engineering & Construction	12,829	4,346	(1,989)	(4,150)	11,036
Others	31,337	12,452	(518)	(14,329)	28,942

[Financial Lease Assets]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	896	20,937	(82)	(4,205)	17,546
Trade	22,470	(90)	—	(557)	21,823
Engineering & Construction	2,195	308	(38)	(507)	1,958
Others	54,520	(173)	—	(760)	53,587

[Assets under Construction]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,208,529	1,315,478	(1,518,126)	—	1,005,881
Trade	119,856	42,586	(83,453)	—	78,989
Engineering & Construction	72,691	6,508	(43,399)	(15,650)	20,150
Others	1,104,832	294,518	(309,703)	—	1,089,647

24

(2)	Major Capital Expenditures

(a)	Investments under Construction

[Steel]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	December, 2014~June, 2017	G) Installation of no.7 CGL	2,554	185	2,369
	Renovation / Replacement	August, 2013 ~ April, 2016	P) Renovation of the Second Furnace, etc.	3,940	3,851	89
		October, 2014 ~ December, 2016	G) Renovation of the Fifth Furnace, etc.	5,087	1,113	3,974
		July, 2008 ~ December, 2018	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc	27,562	10,401	17,161
		March, 2015 ~ December, 2017	P) Renovation of the Third Furnace, etc	5,316	69	5,247

POSCO Maharashtra Steel Private Limited	Expansion	November, 2011~ January, 2015	Establishment of a Cold-Rolling Mill in India (1.8 million ton)	7,710	7,710	—

POSCO (Chongqing) Automotive Processing Center Co., Ltd	Expansion	April, 2015~ February, 2016	Establishment of #2 facility	116	116	—

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT.BIO Intl Agrindo	Expansion	December, 2014 ~ February, 2016	CPO Mill	217	94	123

[Engineering & Construction]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Hunchun POSCO Hyundai International Logistics Complex Development Co., Ltd.	Expansion	July, 2012 ~ September, 2016	Land lease for construction of logistics complex	493	325	168
	Expansion	September, 2012 ~August, 2015	#1 Construction of logistics complex	218	213	5
	Expansion	September, 2014 ~ December, 2015	#2-1 Construction of logistics complex	269	179	90
	Expansion	March, 2015 ~ December, 2016	#2-2 Construction of logistics complex	280	56	224

25

[Others]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2015~ December, 2015	Expansion of Smart Management Server For Smart Management Operation Efficiency	338	107	231
	Expansion	January, 2015 ~ December, 2015	Engineering	290	35	255

POSCO Energy	Expansion	November 2012 ~ January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #7, #8, and #9	10,630	10,630	—
		March 2013 ~ August, 2015	Construction of a Cell Manufacturing Plant Laboratory	1,107	1,061	46

POSCO Green Gas Technology	Expansion	April, 2014 ~ March, 2016	Establishment of SNG Plant	10,500	7,944	2,556

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b)	Future Investment Plans

	(In hundred millions of KRW)
Business	Company	Project		Planned Investments
				2015	2016	2017
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	8,148	7,418	10,155
			Capacity Increase	1,504	3,499	4,733
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Manufacture Process	103	36	25
				18	165	—
	POSCO (Chongqing) Automotive Processing Center Co., Ltd	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	138	4	—

Trade	PT. Bio Intl Agrindo	Expansion, Renovation and Replacement of Existing Facilities	CPO MILL	113	11	—
	DAEWOO TEXTILE FERGANA LLC	Expansion, Renovation and Replacement of Existing Facilities	Improvement of Productivity and Product Quality	37	65	12

Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment	338	86	—
			Development of Facilities	95	146	—
			Discover new business opportunities-	99	93	—
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	88	71	98

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

26

6. Product Sales

[Steel]

	(In hundred millions of KRW)
Items		2015 3Q (January 1, 2015 ~ September 31, 2015)	2014	2013
Domestic	Hot-Rolled Products	17,574	42,090	37,828
	Cold-Rolled Products	35,011	41,939	60,509
	Stainless Steel	17,137	27,024	29,042
	Others	60,475	102,892	103,308

Export	Hot-Rolled Products	26,268	37,133	21,971
	Cold-Rolled Products	85,152	104,078	110,668
	Stainless Steel	54,840	79,856	71,356
	Others	48,002	60,957	45,554

Total	Gross Sum	344,459	495,969	480,236
	Internal Transaction	(127,685)	(177,552)	(162,290)
	Total	216,774	318,417	317,946

[Trading]

		(In hundred millions of KRW)
Items		2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013
Domestic	Merchandise	5,272	9,349	8,490
	Product	—	—	—
	Others	185	111	116

Export	Merchandise	60,636	88,947	86,296
	Product	42	223	127
	Others	463	596	145

Trades among Korea, China & Japan		139,547	213,383	164,020

Gross Sum		206,145	312,609	259,193

Internal Transaction		(65,343)	(100,951)	(76,114)

Total		140,802	211,658	183,079

27

[Engineering & Construction]

(In hundred millions of KRW)
Items	2015 3Q (January 1, 2015~ September 30, 2015)	2014	2013
Construction Contract Revenue	Domestic	Architecture	17,436	19,514	16,185
Plant	10,487	24,785	41,670
Civil Engineering	5,843	7,378	6,969
Others	—	—	2
Overseas	30,728	42,980	32,039

Own Construction	5,536	6,976	7,060

Other Subsidiary company sales	3,009	1,404	3,895

Gross Sum	73,039	103,037	107,820

Internal Transaction	(10,695)	(21,845)	(38,852)

Total	62,344	81,192	68,968

[Others]

	(In hundred millions of KRW)
Items	2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013
Electric Power	22,944	39,717	48,653

7. Derivatives - Currency Forward Contracts

[None]

28

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015

POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.

	Sales of shares in POSCO ENGINEERING & CONSTRUCTION	June, 2015

•       POSCO entered into a contract to sell its 38% interest in the total outstanding common stocks of POSCO Engineering & Construction Co., Ltd. to Public Investment Fund of the Ministry of Finance in Saudi Arabia(PIF) for the (i)sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, and (ii)POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF

•       Sale of shares of POSCO E&C to PIF was completed (September 30).

DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1) Contract Parties

•       Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•       Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

•       Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•       Gas production period is expected to be approximately 30 years.

•       Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4) Remarks

•       CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•       Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

29

Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1) Total Investment: KRW 2,095,727,800,000

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

•       Location: the north-western offshore and onshore in Myanmar

•       Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•       Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•       The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•       Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•       Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1) Purpose of the Sale: sale of non-core business, divestiture and collection of long term debt

2) Other information

•       The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•       The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•       The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•       Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

•       The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

30

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July 2013

1) Building

•       Name: NEATT (North East Asia Trade Tower)

•       Location: Songdo, Incheon, Korea

2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3) Closing Date: July 31, 2014 (tentative)

4) Miscellaneous

•       Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)

POSCO ENERGY	Agreement of stock acquisition	June, 2014

1) Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2) Signed Date: June 25, 2014

3) Amount: KRW 431,093 million

4) Purpose: Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technical Research Laboratory
Engineering Solution Center
Pohang Research Laboratory
Gwangyang Research Laboratory
Steel Solution Center
Steel Planning Department
New Business Planning Department
Environment, Energy, Social responsibility Department
	POSCO COATED & COLOR STEEL		Product Research Group
	POSCO AST CO., LTD.		Product Research Team
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group
	POSCO Thainox Public Company Ltd.		Product Development and Research
Engineering & Construction	POSCO Engineering & Construction		R&D Center
	POSCO Engineering Company		R&D group
	POSCO A&C		R&D Center
	POSCO PLANTEC		R&D Center
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department
	POSCO ICT		R&D Center
	POSCO CHEMTECH		R&D Center, Cathode Material Research Department
	POSCO M-TECH CO., LTD.		R&D Center
	POS-HiMETAL CO., Ltd.		Product Research Department
	PNR CO., Ltd.		Quality Innovation Department
	PONUTech Co., Ltd.		Technology Center

31

B. R&D Expenses

	(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	57,850	2,066	2,533	26,087	88,536
Manufacturing Cost	236,392	—	3,694	3,258	243,344
R&D Cost (Intangible Assets)	13,573	—	(2,533)	2,481	13,521
Total	307,815	2,066	3,694	31,826	345,401
R&D/Sales Ratio	1.42%	0.01%	0.06%	1.39%	0.78%

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary of Fiscal Years 2013, 2014 and the Third Quarter of 2015

	(In millions of KRW)
Account	2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013
[Current Assets]	12,167,425	11,623,130	11,953,479
Cash & Cash equivalents	1,800,558	1,742,767	1,394,315
Trade Accounts & Notes Receivable(net)	2,869,609	3,157,266	3,393,444
Other Current Financial Instruments	3,186,378	1,256,659	2,599,977
Inventories	3,726,927	4,383,568	4,538,657
Other Current Assets	583,953	1,082,870	27,086
[Non-current Assets]	39,775,567	40,974,193	42,288,799
Other Non-current Financial Instruments	1,696,237	1,820,950	3,408,332
Investment in Subsidiaries and Associates	15,745,286	16,178,891	15,092,836
Tangible Assets	21,544,147	22,323,215	23,240,603
Good Will & Other Intangible Assets	487,228	403,907	438,783
Other Non-current Assets	302,669	247,230	108,245
Total Assets	51,942,992	52,597,323	54,242,278
[Current Liabilities]	4,263,653	3,516,052	3,704,520
[Non-current Liabilities]	4,991,315	6,605,840	8,226,296
Total Liabilities	9,254,968	10,121,892	11,930,816
[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,247,627	1,247,616	1,233,040
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	41,538,695	41,188,908	40,774,284
[Other Equity]	(1,577,620)	(1,440,415)	(1,175,184)
Total Shareholders’ Equity	42,688,024	42,475,431	42,311,462
Total Sales	19,661,927	29,218,854	30,543,545
Operating Income	1,867,075	2,350,035	2,215,133
Net Income	1,056,422	1,138,958	1,582,596
Earnings per share(KRW)	12,898	13,858	20,052

32

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the third quarter of fiscal year of 2015.

(2)	Income Statements

Refer to the attached income statement for the third quarter of fiscal year of 2015.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

33

2. Consolidated Financial Statements

A. Summary of Fiscal Years 2013, 2014 and the Third Quarter of 2015

	(In millions of KRW)
Account	2015 3Q (January 1, 2015 ~ September 30, 2015)	2014	2013
[Current Assets]	31,553,420	32,627,382	31,666,211
Cash & Cash equivalents	5,242,357	3,811,202	4,280,562
Other Current Financial Instruments	5,413,452	3,419,136	4,861,088
Accounts Receivable	10,183,479	11,786,055	11,492,601
Inventories	9,091,097	10,471,330	9,798,381
Other Current Assets	1,623,035	3,139,659	1,305,579
[Non-current Assets]	51,648,923	52,624,791	52,789,196
Other Non-current Financial Instruments	3,209,749	3,600,060	5,263,185
Investment Securities	4,053,730	4,060,507	3,808,693
Tangible Assets	34,725,545	35,241,195	35,760,119
Good Will & Other Intangible Assets	6,496,593	6,884,989	5,929,840
Other Non-current Assets	3,163,306	2,838,040	2,027,359
Total Assets	83,202,343	85,252,173	84,455,407
[Current Liabilities]	22,065,868	21,877,009	20,241,159
[Non-current Liabilities]	16,137,490	18,083,799	18,392,218
Total Liabilities	38,203,358	39,960,808	38,633,377
[Controlling Interest]	41,043,825	41,587,368	42,046,037
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,392,330	1,083,718	1,078,266
Hybrid bond	996,919	996,919	996,919
Retained Earnings	40,250,028	40,967,558	41,090,649
Other Controlling Interest	(2,077,855)	(1,943,230)	(1,602,200)
[Minority Interest]	3,955,160	3,703,997	3,775,993
Total Shareholders’ Equity	44,998,985	45,291,365	45,822,030
Total Sales	44,286,395	65,098,445	61,864,650
Operating Income	2,069,497	3,213,530	2,996,134
Consolidated Net Profit	(205,646)	556,659	1,355,180
[Controlling Interest]	(4,864)	626,099	1,376,396
[Minority Interest]	(200,782)	(69,440)	(21,216)
Consolidated Total Comprehensive Income	(345,755)	101,077	1,369,450
[Controlling Interest]	(180,784)	174,918	1,444,262
[Minority Interest]	(164,971)	(73,841)	(74,812)
Earning Per Share	(370)	7,432	17,409
Number of Consolidated Companies	222	229	212

34

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the third quarter of fiscal year of 2015.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the third quarter of fiscal year of 2015.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

36

Composition of the Special Committees under the Board of Directors and their Functions (as of March 31, 2015)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Ahn, Dong-Hyun (Chairman) Kim, Il-Sup Kim, Joo-Hyun Kim, Jin-Il

•       Reviews the qualifications of potential candidates for Directors

•       Proposes nominees for the Outside Directors

•       Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Sunwoo, Young (Chairman) Shin, Chae Chol Lee, Myung-Woo Bahk, Byong-Won	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Lee, Myung-Woo (Chairman) Ahn, Dong-Hyun Bahk, Byong-Won Yoon, Dong-Jun Lee, Young-Hoon

•       Advances deliberation of new investments in other companies

•       Revises the internal regulations regarding the operation of the Board of Directors

•       Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun

•       Audits the accounting system and business operations

•       Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun

•       Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•       Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Kim, Jin-Il Yoon, Dong-Jun Lee, Young-Hoon Oh, In-Hwan

•       Oversees decisions with respect to our operational and management matters

•       Reviews management’s proposal for new strategic initiatives

•       Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•       Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

37

(3)	List of Outside Directors (as of March 13, 2015)

Name	Experience	Relation with Majority Shareholder	Remarks
Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None	Chairman Board of Directors

Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO, SONY Korea	None
Kim, Il-Sup	• (Present) President, Seoul School of Integrated Science and Technology • Chairman, Deloitte Anjin Accounting Corporation • Vice-Chairman, Samil PWC Accounting Corporation	None
Sunwoo, Young	• (Present) Managing Partner, Rhi & Partners • Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office • Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None

Ahn, Dong-Hyun	• (Present) Professor, School of Economics, Seoul National University • Head of Quant Strategy, Royal Bank of Scotland	None	Member of the Risk Management committee of the National Pension Services (Non-Executive Director)
Bahk, Byong-Won	• (Present) President, National Happiness Fund • Chairman, Korea Federation Bank • Senior Secretary to the President, Economic Policy • Chairman, Woori Finance Holdings Co., Ltd	None

Kim, Joo-Hyun

•       (Present) Advisory, Hyundai Research Institute Chairman, Sub-Committee of Economy Presidential Committee, Unification Preparation

•       President & CEO, Hyundai Research Institute

•       Head, Business Strategy Division of Hyundai Research Institute

None

(4)	List of Key Activities of the Board of Directors (January 1, 2015 ~ November 13, 2015)

Session	Date	Agenda	Approval
2015-1	January 29

1. Approval of the financial statements for the 47th fiscal year and the convocation schedule for the 47th general meeting of shareholders

2. Performance evaluation of executive officers and improvement of indemnification

All 2 Cases Approved

2015-2	February 16	1. Agenda for the 47th general meeting of shareholders 2. Recommendation of candidates for the Inside Director position	All 2 Cases Approved

2015-3	March 13

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Approval of designation of Representative Directors and Inside Directors

4. Sale of shares in POSCO Engineering & Construction

All 4 Cases Approved

38

2015-4	May 14

1. Increase capability of Pohang non-oriented electrical steel

2. Contribution to POSCO Educational Foundation

3. FY 2015 Transaction Plans with affiliated person

4. Reporting the result of compliance control system and appointment of compliance officer

5. Contribution to Korea Council of Sport for all

All 5 Cases Approved

2015-5	August 4	1. Declaration of interim dividend for the fiscal year of 2015	All 3 Cases

		2. Amendment of the operating rules of the Board of Directors 3. Amendment of the remuneration guideline for the Directors	Approved

2015-6	September 29	1. Settlement of Grain Oriented Electrical Steel lawsuit	Approved

2015-7	November 6

1. Delisting of American Depositary Shares from London Stock Exchange and Tokyo Stock Exchange

2. Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech

3. Plan of funding for Mir Foundation

Approved Approved Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2015 ~ August 13, 2015)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2015-1	January 29	7 (7)
2015-2	February 16	7 (7)
2015-3	March 13	7 (7)
2015-4	May 14	7 (7)
2015-5	August 4	7 (7)
2015-6	September 29	7 (7)
2015-7	November 6	7 (7)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2015 ~ March 13, 2015)

Date	Agenda	Approval
February 9	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved

February 16	1. Qualification assessment of Inside Director Candidates	—

March 13	1. Appointment of Special Committee Members 2. Appointment of the Representative Directors and Position for the Inside Directors	—

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2015 ~ March 13, 2015)

Date	Agenda	Approval
January 29	1. Performance evaluation of executive officers and improvement of indemnification 2. Evaluation of the management result for the fiscal year of 2014	— Approved

Major Activities of Evaluation and Compensation Committee (March 13, 2014 ~ November 13, 2015)

Date	Agenda	Approval
August 4	1. Amendment of the remuneration guideline for the Directors	—

39

(c)	Major Activities of Finance and Operation Committee (January 1, 2014 ~ November 13, 2015)

Date	Agenda	Approval
March 13	1. Sale of shares in POSCO Engineering & Construction	—

May 14	1. Contribution to Korea Council of Sport for all	—

August 14	1. Amendment of the operating rules of the Board of Directors 2. Reporting of POSCO’s corporate social responsibility (CSR) 3. Reporting of POSCO’s foreign exchange risk	— — —

September 29	1. Settlement of Grain Oriented Electrical Steel lawsuit	—

(d)	Major Activities of Related Party Transaction Committee (January 1, 2014 ~ March 13, 2015)

Date	Agenda	Approval
January 23	1. Review of the operation of the Fair Trading Program	—

February 13	1. Change in Director for voluntary compliance of Fair Trade 2. Investment increase of POSCO Group Academy	Approved Approved

Major Activities of Related Party Transaction Committee (March 13, 2014 ~ November 13, 2015)

Date	Agenda	Approval
May 12	1. Contribution to POSCO Educational Foundation	—

July 30	1. Review of operation of the Fair Trading Compliance Program for the first half of 2015	—

November 5	1. Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech	—

(e)	Major Activities of Executive Management Committee (January 1, 2015 ~ November 13, 2015)

Session	Date	Agenda	Approval
2015-1	January 26	1. Replacement of H2 production facility for COG refinement in Pohang Works 2. Replacement of Scarfer in Gwangyang Works 3. Disposal of Treasury Stocks as Employee Award	Approved Approved Approved

2015-2	March 17	1. The third renovation of #3 furnace in Pohang Works	Approved

2015-3	April 21

1. Increase capacity of Pohang non-oriented electrical steel

2. Replacement of old facilities in Pohang Works

3. Establishment of POSCO Vietnam and management plan

4. Disposal of Treasury Stocks as Employee Award

— Approved Approved Approved Approved

2015-4	May 19	1. Closure of Sharegholders Register for 2015 Interim Dividends	Approved

2015-5	June 16

1. Gas recovery and Recycle of the by-products from #3 Finex in Pohang Works

2. Replacement of equipment of the wharf in Gwangyang Works

3. Plan for information system of Continuous Galvanizing Line in Thailand and Logistics

Approved Approved Approved

2015-6	July 21	1. Replacement of motor and drive at Gwangyang Works 2. Disposal of treasury stocks as Employee Award	Approved Approved

2015-7	August 18	1. Replacement of old facilities in Gwangyang Works 2. Replacement of old controlling system in Pohang Works	Approved Approved

2015-8	September 15	1. Enhancement of power facility in Pohang Works	Approved

2015-9	October 19	1. Replacement of old facilities in Gwangyang Works 2. Disposal of treasury stocks as Employee Award	Approved Approved

40

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Il-Sup Sunwoo, Young Kim, Joo-Hyun	Satisfies the requirements stipulated in the Articles of Incorporation	Chairman — —

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2015 ~ November 13, 2015)

Session	Date	Agenda	Approval
2015-1	January 23

•       Report Agenda

•       Assessment of the operations of the internal accounting control system for the fiscal year of 2014

•       Reporting the consolidated internal control system for the fiscal year of 2014

•       Audit plans for the fiscal year of 2015

41

2015-2	February 13

•       Deliberation Agenda

•       Approval of designation of the director for internal audit department

•       Assessment of the operations of the internal accounting control system for the fiscal year of 2014

•       Internal audit result for the fiscal year of 2014 (Consolidated)

•       Report Agenda

•       External audit result for the fiscal year of 2014 (Consolidated)

Approved Approved Approved

2015-3	March 27	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

2015-4	April 24	• Report Agenda • Audit report of Form 20-F for the fiscal year 2014

2015-5	May 12

•       Report Agenda

•       Internal audit result for the first quarter of 2015 (Consolidated)

•       External audit result for the first quarter of 2015 (Consolidated) and Audit result of Form 20-F for the fiscal year 2014

2015-6	July 30

•       Report Agenda

•       Internal audit result for the first half of 2015 (Consolidated)

•       External audit result for the first half of 2015 (Consolidated)

•       Audit plan for the second half of 2015 and the result of internal audit for the first half of 2015

•       Review of the designation standard of the external auditor

2015-7	November 5

•       Report Agenda

•       Internal audit result for the third quarter of 2015 (Consolidated)

•       External audit result for the third quarter of 2015 (Consolidated)

•       Plan for the designation standard of the external auditor

•       Audit plan for the fourth quarter of 2015 and the result of internal audit for the third quarter of 2015

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

42

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In millions KRW)

Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	2,708	493	7,000	—
Outside Director	4	184	41		—
Members of the Audit Committee	3	157	45		—
Total	12	3,049	230		—

Payment Period: January 1, 2015 ~ September 30, 2015

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	Individual remuneration amount

	(In millions KRW)
Name	Experience	Total Payment
Kwon, Oh-Joon	Chief Executive Officer and Representative Director	781
Kim, Jin-Il	President and Representative Director	513

(3)	List of Stock Options Presented to the Executives (As of September 30, 2015)

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

43

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2015, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2015, and 2014, the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2014, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2015, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

November 13, 2015

This report is effective as of November 13, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	September 30, 2015		December 31, 2014
Assets
Cash and cash equivalents	20	~~W~~	1,800,558	1,742,767
Trade accounts and notes receivable, net	4,14,20,31		2,869,609	3,157,266
Other receivables, net	5,20,31		226,418	562,930
Other short-term financial assets	6,14,20		2,959,960	693,729
Inventories	7,28		3,726,927	4,383,568
Assets held for sale	8		531,051	1,051,177
Other current assets	9		52,902	31,692

Total current assets			12,167,425	11,623,129

Long-term trade accounts and notes receivable, net	4,20		21,003	23,841
Other receivables, net	5,20		106,634	26,360
Other long-term financial assets	6,20		1,589,603	1,794,590
Investments in subsidiaries, associates and joint ventures	10		15,745,286	16,178,891
Investment property, net	11		87,231	90,137
Property, plant and equipment, net	12		21,544,147	22,323,215
Intangible assets, net	13		487,228	403,907
Other long-term assets	9		194,435	133,253

Total non-current assets			39,775,567	40,974,194

Total assets		~~W~~	51,942,992	52,597,323

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	September 30, 2015		December 31, 2014
Liabilities
Trade accounts and notes payable	20,31	~~W~~	671,774	777,401
Short-term borrowings and current installments of long-term borrowings	4,14,20		2,405,081	1,236,290
Other payables	15,20,31		836,381	1,032,496
Other short-term financial liabilities	16,20		34,454	9,236
Current income tax liabilities			236,530	304,362
Provisions	17		20,949	47,759
Other current liabilities	19		58,483	108,508

Total current liabilities			4,263,652	3,516,052

Long-term borrowings, excluding current installments	6,14,20		3,674,337	5,300,927
Other payables	15,20		34,502	88,807
Other long-term financial liabilities	16,20		85,816	50,574
Defined benefit liabilities, net	18		157,427	86,158
Deferred tax liabilities			997,996	1,047,666
Long-term provisions	17,32		24,435	31,474
Other long-term liabilities	19		16,802	234

Total non-current liabilities			4,991,315	6,605,840

Total liabilities			9,254,967	10,121,892

Shareholders’ Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,247,627	1,247,616
Hybrid bonds	22		996,919	996,919
Reserves	23		(43,300)	94,042
Treasury shares	24		(1,534,320)	(1,534,457)
Retained earnings			41,538,696	41,188,908

Total shareholder’s equity			42,688,025	42,475,431

Total liabilities and shareholders’ equity		~~W~~	51,942,992	52,597,323

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(in millions of Won, except per share information)		For the three-month periods ended September 30			For the nine-month periods ended September 30
	Notes	2015		2014	2015	2014
Revenue	31	~~W~~	6,298,801	7,290,135	19,661,927	22,073,769
Cost of sales	7,28,31		(5,179,880)	(6,176,963)	(16,399,165)	(18,964,939)

Gross profit			1,118,921	1,113,172	3,262,762	3,108,830
Selling and administrative expenses	25,28,31
Administrative expenses			(218,689)	(230,177)	(654,469)	(679,972)
Selling expenses			(262,372)	(248,027)	(741,218)	(710,833)

Operating profit			637,860	634,968	1,867,075	1,718,025

Finance income and costs	20,26
Finance income			130,888	107,189	597,116	702,658
Finance costs			(346,426)	(302,835)	(659,665)	(610,981)

Other non-operating income and expenses	27,31
Other non-operating income			364,972	7,411	438,109	18,725
Other non-operating expenses	28		(477,033)	(137,282)	(870,408)	(527,589)

Profit before income tax			310,261	309,451	1,372,227	1,300,838
Tax benefit (expense)	29		35,950	(87,876)	(315,805)	(420,508)

Profit			346,211	221,575	1,056,422	880,330
Other comprehensive loss
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit plans, net of tax	18		(13,681)	(41,674)	(34,104)	(70,842)
Items that are or may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		(165,721)	(50,477)	(137,342)	(362,569)

Total comprehensive income		~~W~~	166,809	129,424	884,976	446,919

Basic and diluted earnings per share (in Won)	30	~~W~~	4,224	2,673	12,898	10,724

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2014	~~W~~	482,403	1,233,040	996,919	403,939	(1,579,124)	40,774,285	42,311,462
Comprehensive income :
Profit		—	—	—	—	—	880,330	880,330
Other comprehensive loss
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(70,842)	(70,842)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(362,569)	—	—	(362,569)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)
Interim dividends		—	—	—	—	—	(159,568)	(159,568)
Interest of hybrid bonds		—	—	—	—	—	(32,586)	(32,586)
Disposal of treasury shares		—	50	—	—	138	—	188
Balance as of September 30, 2014	~~W~~	482,403	1,233,090	996,919	41,370	(1,578,986)	40,912,917	42,087,713

Balance as of January 1, 2015	~~W~~	482,403	1,247,616	996,919	94,042	(1,534,457)	41,188,908	42,475,431

Comprehensive income :
Profit		—	—	—	—	—	1,056,422	1,056,422
Other comprehensive loss
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(34,104)	(34,104)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(137,342)	—	—	(137,342)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)
Interest of hybrid bonds		—	—	—	—	—	(32,585)	(32,585)
Disposal of treasury shares		—	11	—	—	137	—	148

Balance as of September 30, 2015	~~W~~	482,403	1,247,627	996,919	(43,300)	(1,534,320)	41,538,696	42,688,025

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	September 30, 2015		September 30, 2014
Cash flows from operating activities
Profit		~~W~~	1,056,422	880,330
Adjustments for :
Costs for defined benefit plans			90,511	86,368
Depreciation			1,539,392	1,532,130
Amortization			52,025	56,033
Finance income			(440,569)	(503,190)
Finance costs			528,686	429,511
Loss on valuation of inventories			12,990	19,840
Gain on disposal of property, plant and equipment			(8,543)	(3,295)
Loss on disposal of property, plant and equipment			57,201	38,140
Impairment loss on property, plant and equipment			68,720	30,334
Impairment loss on investments in subsidiaries, associates and joint ventures			260,833	140,106
Gain on disposal of assets held for sale			(409,173)	—
Loss on disposal of assets held for sale			20,133	14
Impairment loss on assets held for sale			95,737	—
Provision expense			2,045	92,906
Income tax expense			315,805	420,508
Others			3,115	38,937
Changes in operating assets and liabilities	33		792,428	48,919
Interest received			59,051	67,201
Interest paid			(190,078)	(240,903)
Dividends received			493,850	136,338
Income taxes paid			(450,975)	(281,102)

Net cash provided by operating activities		~~W~~	3,949,606	2,989,125

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	September 30, 2015		September 30, 2014
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		~~W~~	6,375,826	3,389,409
Proceeds from disposal of long-term financial instruments			2	—
Proceeds from disposal of available-for-sale investments			2,231	957
Decrease in short-term loans			69,443	—
Decrease in long-term loans			495	4,478
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			3,613	—
Proceeds from disposal of intangible assets			3,147	1,627
Proceeds from disposal of assets held for sale			1,275,597	1,291
Acquisition of short-term financial investments			(8,642,765)	(1,976,508)
Increase in short-term loans			(65,208)	—
Acquisition of available-for-sale investments			(1,152)	(25,779)
Increase in long-term loans			(139)	(14,476)
Acquisition of investment in subsidiaries, associates and joint ventures			(390,817)	(812,797)
Acquisition of investment property			(146)	—
Acquisition of property, plant and equipment			(1,090,685)	(1,185,854)
Payment for disposal of property, plant and equipment			(15,977)	(12,284)
Acquisition of intangible assets			(28,941)	(25,836)

Net cash used in investing activities			(2,505,476)	(655,772)

Cash flows from financing activities
Proceeds from borrowings			21,067	1,402,395
Increase in long-term financial liabilities			3,086	1,544
Repayment of borrowings			(736,697)	(2,841,675)
Decrease in long-term financial liabilities			(3,486)	(2,219)
Payment of cash dividends			(639,998)	(638,363)
Payment of interest of hybrid bonds			(32,730)	(32,730)

Net cash used in financing activities			(1,388,758)	(2,111,048)

Effect of exchange rate changes on cash held			2,419	—
Net increase in cash and cash equivalents			57,791	222,305
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,742,767	1,394,315

Cash and cash equivalents at end of the period		~~W~~	1,800,558	1,616,620

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2015

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through of its five overseas liaison offices.

As of September 30, 2015, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2014. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

(a) Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2014.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b) Measurement of fair value

The company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

The company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 – inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value is included in note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2014. The accounting policy for emission rights below is also expected to be applied in the Company’s separate financial statements as of and for the year ending December 31, 2015.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

(a) Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and are initially measured at cost and subsequent to initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

(b) Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligation for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession, and the unit price for such emission rights in the market as of the end of the reporting period.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Trade accounts and notes receivable	~~W~~	2,879,943	3,166,238
Less: Allowance for doubtful accounts		(10,334)	(8,972)

	~~W~~	2,869,609	3,157,266

Non-current
Trade accounts and notes receivable	~~W~~	31,129	32,247
Less: Present value discount		(8,106)	(7,396)
Less: Allowance for doubtful accounts		(2,020)	(1,010)

	~~W~~	21,003	23,841

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~790 million as of September 30, 2015 were included in short-term borrowings (Note 14).

5. Other Receivables

Other receivables as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Short-term loans	~~W~~	18	4,748
Other accounts receivable		226,659	564,765
Others		10,297	3,950
Less: Allowance for doubtful accounts		(10,556)	(10,533)

	~~W~~	226,418	562,930

Non-current
Long-term loans	~~W~~	24,172	21,229
Long-term other accounts receivable		79,468	2,334
Others		2,994	2,797

	~~W~~	106,634	26,360

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

6. Other Financial Assets

(a) Other financial assets as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Short term derivatives assets held for trading	~~W~~	—	708
Short-term financial instruments (*1,2)		2,955,132	609,584
Cash deposits (*3,4)		4,828	83,437

	~~W~~	2,959,960	693,729

Non-current
Long-term derivatives assets held for trading (*5)	~~W~~	61,850	9,525
Available-for-sale securities (equity instruments)		1,509,784	1,767,621
Available-for-sale securities (others)		17,936	17,408
Cash deposits (*6)		33	36

	~~W~~	1,589,603	1,794,590

(*1)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of September 30, 2015 and December 31, 2014.
(*2)	Short-term financial instruments amounting to ~~W~~5,200 million are provided as collateral in relation to long-term borrowings from National Forestry Cooperative Federation as of December 31, 2014.
(*3)	Deposits amounting to ~~W~~4,828 million and ~~W~~5,465 million as of September 30, 2015 and December 31, 2014, respectively, are restricted in relation to government assigned project.
(*4)	As of December 31, 2014, ~~W~~77,972 million of deposits are provided as collateral for disposal of investments in subsidiaries.
(*5)	The Company assessed the values of its put option and earn-out consideration in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.). Accordingly, the Company has recognized derivatives assets amounting to ~~W~~47,404 million and ~~W~~2,088 million, respectively, as of September 30, 2015.
(*6)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b) Available-for-sale equity securities as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015								December 31, 2014
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available- for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Hana Financial group Inc.	2,430,498	0.84	~~W~~	15,633	64,165	48,532	—	64,165	77,776
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.51		719,622	515,207	(204,415)	—	515,207	659,926
Hyundai Heavy Industries Co., Ltd. (*1)	1,477,000	1.94		343,506	142,531	—	(200,975)	142,531	169,855
Shinhan Financial group Inc.	4,369,881	0.92		228,778	180,913	58,277	(106,142)	180,913	194,241
KB Financial group Inc.	11,590,550	3.00		536,516	408,567	12,170	(140,119)	408,567	418,998
Seoul Semiconductor Co., Ltd. (*1)	591,000	1.01		24,999	8,392	—	(16,607)	8,392	11,938
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	19,922	17,395	(6,403)	19,922	23,513
Others (10 companies) (*1)				92,110	62,256	10,527	(40,381)	62,256	64,143

				1,970,094	1,401,953	(57,514)	(510,627)	1,401,953	1,620,390

Non-marketable equity securities
Dongbu Metal Co., Ltd. (*1,3)	3,000,000	10.00		98,242	—	—	(98,242)	—	17,295
Poongsan Special Metal Corp. (*4)	315,790	5.00		7,657	7,657	—	—	7,657	7,657
Intellectual Discovery (*4)	1,000,000	14.27		5,000	5,000	—	—	5,000	5,000
Tuwaurqi Steel Mill (*2)	129,600,000	16.18		17,015	—	—	(17,015)	—	17,015
Others (37 companies) (*2,4)				110,273	95,174	250	(15,349)	95,174	100,264

				238,187	107,831	250	(130,606)	107,831	147,231

			~~W~~	2,208,281	1,509,784	(57,264)	(641,233)	1,509,784	1,767,621

(*1)	During the nine-month period ended September 30, 2015, the Company recognized an additional impairment loss of ~~W~~27,324 million, ~~W~~3,546 million, ~~W~~2,859 million, ~~W~~628 million and ~~W~~17,295 million on securities of Hyundai Heavy Industries Co., Ltd., Seoul Semiconductor Co., Ltd., PT. Krakatau Steel, Steel Flower Co., Ltd. and Dongbu Metal Co., Ltd, respectively, due to the continued prolonged decline in the fair value of the shares.
(*2)	During the nine-month period ended September 30, 2015, the Company recognized ~~W~~17,015 million and ~~W~~6,554 million of impairment loss on securities of Tuwaurqi Steel Mill and Troika Foreign Resource Development Fund, respectively, due to the significant decline in the fair value of the shares.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	These non-marketable equity securities are recorded at cost since its fair value cannot be reliably measured.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

7. Inventories

Inventories as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Finished goods	~~W~~	842,796	901,524
Semi-finished goods		1,001,436	1,207,143
By-products		10,576	21,439
Raw materials		772,537	822,273
Fuel and materials		535,866	510,508
Materials-in-transit		576,157	944,966
Others		549	582

		3,739,917	4,408,435
Less: Allowance for inventories valuation		(12,990)	(24,867)

	~~W~~	3,726,927	4,383,568

The amount of losses on valuation of inventories recognized within cost of sales during the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were ~~W~~12,990 million and ~~W~~24,867 million, respectively.

8. Assets Held for Sale

Assets held for sale as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Available-for-sale securities (*1)	~~W~~	484,325	580,062
Investments in subsidiaries (*2,3,4,5,6)		20,803	468,443
Property, plant and equipment (*7)		25,923	2,672

	~~W~~	531,051	1,051,177

(*1)	During the year ended December 31, 2014, the company determined to dispose of its equity interests in Nacional Minerios S.A. in exchange for equity interests in the new entity as Nacional Minerios S.A. (which was an available-for-sale investment of the Company) entered into a merger agreement with another entity through share exchange. The merger transaction was approved by the Company’s Board of Directors on December 12, 2014. Accordingly, the Company classified its investment in Nacional Minerios S.A. as assets held for sale. The Company recognized ~~W~~95,737 million of impairment loss on assets held for sale since fair value less costs to sell of Nacional Minerios S.A have decreased during the nine-month period ended September 30, 2015.
(*2)	The Company determined to dispose of 52.2% of its shares of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) to SeAH Besteel Corp. and classified the investment in subsidiaries of ~~W~~454,943 million as assets held for sale during the year ended December 31, 2014. Disposal of the asset held for sale was completed during the nine-month period ended September 30, 2015 and the Company has recognized ~~W~~20,133 million of loss on disposal of the asset held for sale.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(*3)	The Company determined to dispose of 29.4% of its shares of POSCO ENGINEERING & CONSTRUCTION., LTD., a subsidiary of the Company, to special purpose company established by PIF, Saudi Arabia National Fund and classified the investment in subsidiaries of ~~W~~496,402 million as assets held for sale. Disposal of the asset held for sale was completed during the nine-month period ended September 30, 2015 and the Company has recognized ~~W~~346,221 million of gain on disposal of the asset held for sale.
(*4)	The Company determined to dispose of the its shares of POSFINE Co., Ltd., a subsidiary of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1, and classified the investment in subsidiaries of ~~W~~13,500 million as assets held for sale during the year ended December 31, 2014. Disposal of the assets held for sale was completed during the nine-month period ended September 30, 2015 and the Company recognized ~~W~~33,577 million of gain on disposal of assets held for sale.
(*5)	The Company determined to dispose of the its shares of Poreka Co., Ltd., a subsidiary of the Company, to COMM.TOGETHER Co., LTD. and classified the accompanying investment in the subsidiary amounting to ~~W~~1,000 million as assets held for sale. Disposal of the asset held for sale was completed during the nine-month period ended September 30, 2015 and the Company has recognized ~~W~~1,798 million of gain on disposal of the asset held for sale.
(*6)	The Company determined to liquidate POSCO-Uruguay S.A, a subsidiary of the Company, during the nine-month period ended September 30, 2015 and classified the investment in subsidiaries of ~~W~~20,803 million as assets held for sale.
(*7)	The Company determined to make the investment in kind of 1 FINEX facilities according to incorporating joint venture, and has signed in MOA with Mideast Integrated Steel Ltd. in India. The Company has classified the related facilities of ~~W~~25,892 million as assets held for sale.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

9. Other Assets

Other current assets and other long-term assets as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Advance payments	~~W~~	9,584	9,828
Prepaid expenses		42,868	21,864
Others		450	—

	~~W~~	52,902	31,692

Non-current
Long-term prepaid expenses	~~W~~	6,317	6,344
Others (*1)		188,118	126,909

	~~W~~	194,435	133,253

(*1)	As of September 30, 2015 and December 31, 2014, the Company recognized assets amounting to ~~W~~184,328 million and ~~W~~123,110 million, respectively, in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 based on the Company’s best estimate of the tax amounts to be paid when the results of the Company’s request for appeal and claim for rectification are finalized.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

10. Investments in Subsidiaries, Associates and Joint ventures

(a) Details of subsidiaries and carrying values as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)			September 30, 2015			December 31, 2014
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
Daewoo International Corporation	Korea	Trading	60.31	~~W~~	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	60.11		1,014,314	1,510,716
POSCO Green Gas Technology	Korea	Gas production and sales	100.00		682,600	682,600
POSCO ENERGY CO., LTD.	Korea	Generation of electricity	89.02		658,176	658,176
POSCO Processing & Service	Korea	Steel sales and service	96.01		624,678	624,678
POSCO PLANTEC Co., Ltd. (*1)	Korea	Other structural metal product manufacturing	—		—	341,293
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*2)	Korea	Manufacture and sale of specialty steel	—		—	173,899
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421
POSCO Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	60.00		100,535	100,535
POSMATE	Korea	Business facility maintenance	57.30		73,374	72,804
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH (*3,4)	Korea	Steel manufacturing and sales	48.85		53,651	66,067
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.90		45,273	40,000
Busan E&E Co,. Ltd. (*5)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (11 companies)					162,944	134,196

					7,100,365	8,089,784

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		813,431	855,110
POSCO WA PTY LTD	Australia	Mine development	100.00		620,284	611,248
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		488,879	465,788
POSCO AUSTRALIA PTY LTD	Australia	Raw material sales	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		283,845	284,392
POSCO Thainox Public Company Limited (*4)	Thailand	Stainless steel manufacturing	84.93		277,468	329,756
POSCO SS-VINA	Vietnam	Steel manufacturing and sales	100.00		241,426	—
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing	84.84		180,069	182,110
POSCO America Corporation	USA	Trading-steel	99.45		167,285	167,285
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing	100.00		160,572	156,778
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing	95.65		144,573	145,049
POSCO (Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing	83.64		130,751	131,051
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing	100.00		121,592	90,012
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	95,213
POSCO Investment Co., Ltd.	Hong Kong	Finance	99.99		85,521	86,775
POSCO JAPAN Co., Ltd.	Japan	Trading-steel	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel manufacturing and sales	100.00		57,119	58,441
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and marketing	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	100.00		32,189	32,189
POSCO (Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing	87.04		31,299	31,299
POSCO-Uruguay S.A (*6)	Uruguay	Wood manufacturing and sales	98.11		—	30,243
Others (33 companies)					367,829	333,211

					5,378,480	5,167,498

				~~W~~	12,478,845	13,257,282

(*1)	During the nine-month period ended September 30, 2015, there is objective evidence of impairment due to the significant decline in the fair value of the accompanying share below its cost. Recoverable amount was measured based on fair value less cost to sell, and the Company recognized an impairment loss of ~~W~~172,767 million as the carrying value was higher than its recoverable amount. In September 2015, in order to improve its financial standing and normalize operation, the associate reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control over POSCO PLANTEC Co., Ltd. and classified its shares as investment in associate as of September 30, 2015.
(*2)	During the nine-month period ended September 30, 2015, the Company disposed of 52.2% of shares of SeAH Changwon Integrated Special Steel Corp. (formerly, POSCO Specialty Steel Co., Ltd.), which resulted in the Company’s loss of control, and the Company classified the remaining investment as investment in an associate.
(*3)	It was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(*4)	As of September 30, 2015, there is objective evidence of impairment due to the prolonged decline in the fair value of POSCO M-TECH and POSCO Thainox Public Company Limited below their costs. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding a 18% control premium and disposal cost to the stock price as of September 30, 2015. As a result, the Company recognized an impairment loss of ~~W~~12,416 million and ~~W~~52,288 million, respectively, as carrying values were higher than their recoverable amounts.
(*5)	As of September 30, 2015, the investments in subsidiaries amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.
(*6)	The Company determined to liquidate POSCO-Uruguay S.A, a subsidiary of the Company, during the nine-month period ended September 30, 2015. The Company recognized an impairment loss of ~~W~~9,441 million as the carrying value was higher than its recoverable amount as of September 30, 2015 and classified the investment in subsidiaries as assets held for sale.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b) Details of associates and carrying values as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)			September 30, 2015			December 31, 2014
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global 1st Natural Resource Private Equity Fund	Korea	Mine investment	27.18	~~W~~	169,106	169,106
POSCO PLANTEC Co., Ltd. (*1)	Korea	Other structural metal product manufacturing	60.84		168,526	—
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*2,3,4)	Korea	Manufacture and sale of specialty steel	19.94		159,978	—
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
Others (5 companies)					24,847	21,867

					623,112	291,628

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc. (*2)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (6 companies)					31,157	31,804

					355,698	356,345

				~~W~~	978,810	647,973

(*1)	In September 2015, in order to improve its financial standing and normalize operation, the associate reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control over POSCO PLANTEC Co., Ltd. and classified its shares as investment in associate as of September 30, 2015.
(*2)	As of September 30, 2015, it was classified as an associate in spite of its less than 20% of ownership since it is determined to have significant influence over the investee when considering its structure of the Board of Directors.
(*3)	During the nine-month period ended September 30, 2015, POSCO Specialty Steel Co., Ltd. changed its corporate name to SeAH Changwon Integrated Special Steel.
(*4)	As of September 30, 2015, there is objective evidence of impairment including receipt of dividend upon disposal contract of SeAH Changwon Integrated Special Steel. (formerly, POSCO Specialty Steel Co., Ltd.), and, accordingly, the impairment test was performed. Recoverable amount was determined based on value-in-use, which was calculated by applying 7.9% discount rate and 1.0% growth rate. As a result, the Company recognized an impairment loss of ~~W~~13,921 million as the carrying value was higher than its recoverable amount as of September 30, 2015.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(c) Details of joint ventures and carrying values as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)			September 30, 2015			December 31, 2014
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd (*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP-Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		488,592	469,891
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
Others (4 companies)					110,004	114,710

				~~W~~	2,287,631	2,273,636

(*1)	As of September 30, 2015 and December 31, 2014, the entire investment in the joint venture is provided as collateral in relation to loan from project financing of the joint venture.

11. Investment Property, Net

Changes in the carrying value of investment property for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

1) For the nine-month period ended September 30, 2015

(in millions of Won)	Beginning		Acquisitions	Depreciation (*1)	Transfer (*2)	Ending
Land	~~W~~	36,020	—	—	(463)	35,557
Buildings		50,112	146	(1,788)	(631)	47,839
Structures		4,005	—	(124)	(46)	3,835

	~~W~~	90,137	146	(1,912)	(1,140)	87,231

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

2) For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation (*1)	Transfer (*2)	Ending
Land	~~W~~	36,020	—	—	—	—	36,020
Buildings		52,682	41	(18)	(2,404)	(189)	50,112
Structures		4,177	—	—	(160)	(12)	4,005

	~~W~~	92,879	41	(18)	(2,564)	(201)	90,137

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

1) For the nine-month period ended September 30, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment (*1)	Others (*2)	Ending
Land	~~W~~	1,420,994	—	(3,869)	—	—	(4,410)	1,412,715
Buildings		2,760,842	2,271	(2,640)	(182,238)	(7,926)	38,276	2,608,585
Structures		2,612,553	1,641	(1,978)	(144,516)	(499)	59,729	2,526,930
Machinery and equipment		14,503,266	50,549	(24,185)	(1,185,402)	(59,700)	934,768	14,219,296
Vehicles		12,953	834	—	(4,494)	—	2,493	11,786
Tools		23,324	2,062	—	(8,451)	—	1,816	18,751
Furniture and fixtures		37,584	1,299	(9)	(11,901)	(18)	3,450	30,405
Finance lease assets		6,370	—	—	(478)	—	—	5,892
Construction-in-progress		945,329	946,763	—	—	(577)	(1,181,728)	709,787

		~~W~~22,323,215	1,005,419	(32,681)	(1,537,480)	(68,720)	(145,606)	21,544,147

(*1)	The Company has recognized an impairment loss since recoverable amounts on magnesium smelting plant in Gangneung and facilities which are related to the project for replacement deteriorated hot-rolling mill (1st and 2nd) in Pohang and electric furnace of high mill (1st) in Pohang are less than their carrying values for the nine-month period ended September 30, 2015.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment and assets transferred from property, plant and equipment to investment property and assets held-for-sale.

2) For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment (*1)	Others (*2)	Ending
Land	~~W~~	1,397,271	39	(392)	—	—	24,076	1,420,994
Buildings		2,637,774	5,941	(1,912)	(249,792)	(3,681)	372,512	2,760,842
Structures		2,469,046	11,239	(1,750)	(194,088)	(8,072)	336,178	2,612,553
Machinery and equipment		13,202,710	125,297	(29,430)	(1,574,903)	(18,543)	2,798,135	14,503,266
Vehicles		10,769	792	(8)	(7,884)	—	9,284	12,953
Tools		25,680	5,795	(54)	(15,996)	—	7,899	23,324
Furniture and fixtures		47,394	7,150	(5)	(21,929)	(38)	5,012	37,584
Finance lease assets		7,007	—	—	(637)	—	—	6,370
Construction-in-progress		3,442,952	1,628,325	—	—	—	(4,125,948)	945,329

	~~W~~	23,240,603	1,784,578	(33,551)	(2,065,229)	(30,334)	(572,852)	22,323,215

(*1)	The Company has recognized an impairment loss since the recoverable amounts of FINEX 1 plant and STS 1 steelmaking plant were lower than their book value.
(*2)	Represents assets transferred from construction-in-progress to investment in subsidiary (~~W~~558,915 million) and other property, plant and equipment, from investment property, to intangible assets, and to assets held-for-sale.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

13. Intangible Assets, Net

Changes in the carrying value of intangible assets for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

1) For the nine-month period ended September 30, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer (*2)	Ending
Intellectual property rights	~~W~~	17,594	—	—	(2,074)	4,279	19,799
Membership (*1)		53,154	2,861	(3,276)	—	(266)	52,473
Development expense		127,941	121	—	(35,866)	11,264	103,460
Port facilities usage rights		162,028	—	—	(8,049)	110,346	264,325
Construction-in-progress		16,756	23,736	—	—	(14,904)	25,588
Other intangible assets		26,434	345	—	(6,036)	840	21,583

	~~W~~	403,907	27,063	(3,276)	(52,025)	111,559	487,228

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

2) For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment (*2)	Transfer (*3)	Ending
Intellectual property rights	~~W~~	13,812	—	(217)	(2,261)	—	6,260	17,594
Membership (*1)		48,877	5,896	(2,209)	—	590	—	53,154
Development expense		29,468	381	—	(48,766)	—	146,858	127,941
Port facilities usage rights		172,209	—	—	(12,018)	—	1,837	162,028
Construction-in-progress		153,719	16,414	—	—	—	(153,377)	16,756
Other intangible assets		20,698	13,577	—	(11,067)	—	3,226	26,434

	~~W~~	438,783	36,268	(2,426)	(74,112)	590	4,804	403,907

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company reversed accumulated impairment loss up to the carrying value before recognition of any impairment loss since recoverable amounts of some memberships exceeded the carrying value.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

14. Borrowings

(a) Borrowings as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Short-term borrowings
Short-term borrowings	~~W~~	21,593	—
Current portion of long-term borrowings		225,764	236,553
Current portion of loans from foreign financial institutions		420	418
Current portion of debentures		2,158,350	1,000,000
Less : Current portion of discount on debentures issued		(1,046)	(681)

	~~W~~	2,405,081	1,236,290

Long-term borrowings
Long-term borrowings	~~W~~	255,914	447,437
Loans from foreign financial institutions		210	627
Debentures		3,433,848	4,871,627
Less : Discount on debentures issued		(15,635)	(18,764)

	~~W~~	3,674,337	5,300,927

(b) Short-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Associates borrowings	~~W~~	20,803	—
Transfers of account receivables that do not qualify for derecognition		790	—

	~~W~~	21,593	—

(c) Current portion of long-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2015		December 31, 2014
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75~1.75	~~W~~	15,532	15,532
Borrowings	Export-Import Bank of Korea	2010.02.18~ 2011.03.23	2016.09.23~ 2017.07.26	4.09~4.50		210,232	221,021
Loans from foreign financial institutions	NATIXIS (*1)	1986.03.31	2017.03.31	2.00		420	418
Debentures	Domestic debentures 296 and others	2010.11.16~ 2011.09.07	2015.11.16~ 2016.09.07	3.78~4.56		1,799,148	999,319
Debentures	Euro Bond 1st	2006.08.10	2016.08.10	5.88		358,156	—

					~~W~~	2,383,488	1,236,290

(*1)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(d) Long-term borrowings excluding current portion, as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2015		December 31, 2014
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75~1.75	~~W~~	40,405	55,662
Borrowings	Korea National Oil Corporation	2007.12.27~ 2013.12.30	2022.06.25~ 2026.12.29	3 year Government bond		15,386	14,159
Borrowings	Export-Import Bank of Korea	2010.07.26~ 2013.07.03	2017.07.26~ 2018.03.23	4.09~4.50		200,123	377,616
Loans from foreign financial institutions	NATIXIS (*1)	1986.03.31	2017.03.31	2.00		210	627
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2013.10.04	2018.11.28~ 2023.10.04	3.35~4.12		997,619	2,295,585
Debentures	Samurai Bond 11 and others	2010.10.28~ 2013.12.11	2016.10.20~ 2021.12.22	0.93~5.25		2,420,594	2,557,278

					~~W~~	3,674,337	5,300,927

(*1)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

15. Other Payables

Other payables as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Accounts payable	~~W~~	461,205	627,337
Accrued expenses		354,861	386,014
Dividend payable		9,325	9,523
Finance lease liabilities		1,356	1,218
Withholdings		9,634	8,404

	~~W~~	836,381	1,032,496

Non-current
Long-term accounts payable	~~W~~	494	54,131
Long-term accrued expenses		23,600	22,767
Finance lease liabilities		3,287	4,006
Long-term withholdings		7,121	7,903

	~~W~~	34,502	88,807

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Derivative liabilities (*1)	~~W~~	15,616	—
Financial guarantee liabilities		18,838	9,236

	~~W~~	34,454	9,236

Non-current
Financial guarantee liabilities	~~W~~	85,816	50,574

(*1)	The Company assessed the values of call option of SeAH Besteel Corp. in relation to the residual equity held by the Company upon the disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.). Accordingly, the Company has recognized derivative liabilities amounting to ~~W~~15,616 million as of September 30, 2015.

17. Provisions

(a)	Provisions as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current
Provision for bonus payments (*1)	~~W~~	4,195	—	8,423	—
Provision for restoration (*2)		16,754	24,024	39,336	31,063
Provision for litigation (*3)		—	411	—	411

	~~W~~	20,949	24,435	47,759	31,474

(*1)	Represents the provision for bonuses for executives.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of currently available technologies and materials to recover the land. In addition, the Company has applied a discount rate of 2.62% to measure present value of these costs.
(*3)	The Company has recognized provisions for a litigation in which the Company is more likely than not to lose as of September 30, 2015.

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

1) For the nine-month period ended September 30, 2015

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,423	10,157	(14,385)	4,195
Provision for restoration		70,399	2,045	(31,666)	40,778
Provision for litigation		411	—	—	411

	~~W~~	79,233	12,202	(46,051)	45,384

2) For the year ended December 31, 2014

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,501	10,643	(10,721)	8,423
Provision for restoration		—	89,433	(19,034)	70,399
Provision for litigation		—	411	—	411

	~~W~~	8,501	100,487	(29,755)	79,233

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	4,888	4,433	15,406	13,783

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Present value of funded obligations	~~W~~	1,099,303	1,017,164
Fair value of plan assets		(941,876)	(931,006)

Net defined benefit liabilities	~~W~~	157,427	86,158

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Defined benefit obligation at the beginning of period	~~W~~	1,017,164	905,918
Current service costs		90,201	113,688
Interest costs		22,307	32,595
Remeasurement		39,044	47,604
Transfer-in		283	1,959
Benefits paid		(69,696)	(84,600)

Defined benefit obligation at the end of period	~~W~~	1,099,303	1,017,164

3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Fair value of plan assets at the beginning of period	~~W~~	931,006	805,268
Interest on plan assets		21,997	31,911
Remeasurement of plan assets		(5,949)	(8,417)
Contributions to plan assets		50,000	146,000
Transfer-in		283	1,959
Benefits paid		(55,461)	(45,715)

Fair value of plan assets at the end of period	~~W~~	941,876	931,006

4)	The amounts recognized in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	For the three-month periods			For the nine-month periods
(in millions of Won)	ended September 30			ended September 30
	2015		2014	2015	2014
Current service costs	~~W~~	28,528	27,769	90,201	85,855
Net interest costs		104	171	310	513

	~~W~~	28,632	27,940	90,511	86,368

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

19. Other Liabilities

Other liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Advances received	~~W~~	6,246	88,880
Withholdings		50,237	18,417
Unearned revenue		2,000	1,211

		58,483	108,508

Non-current
Unearned revenue	~~W~~	16,802	234

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Financial assets at fair value through profit or loss Derivatives assets held for trading	~~W~~	61,850	10,233
Available-for-sale financial assets		1,527,720	1,785,029
Loans and receivables		7,875,391	6,024,798

	~~W~~	9,464,961	7,820,060

2)	Financial liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Financial liabilities at fair value through profit or loss Derivatives liabilities held for trading	~~W~~	15,616	—

Financial liabilities measured at amortized cost Trade accounts and notes payable		671,774	777,401
Borrowings		6,079,418	6,537,217
Financial guarantee liabilities (*1)		104,654	59,810
Others		846,060	1,036,487

		7,701,906	8,410,915

	~~W~~	7,717,522	8,410,915

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2015. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
POSCO (Guangdong)	SMBC	USD	35,000,000	41,808	USD	35,000,000	41,808
Automotive Steel Co., Ltd.	BOA	USD	30,000,000	35,835	USD	30,000,000	35,835
Zhangjiagang Pohang	MIZUHO	USD	50,000,000	59,725	USD	50,000,000	59,725
Stainless Steel Co., Ltd.	Credit Agricole	USD	50,000,000	59,725	USD	50,000,000	59,725
	BTMU	USD	30,000,000	35,835	USD	30,000,000	35,835
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	230,539	USD	187,800,000	224,327
Steel Private Limited	DBS	USD	100,000,000	119,450	USD	100,000,000	119,450
	HSBC	USD	80,000,000	95,560	USD	68,000,000	81,226
	SCB	USD	73,069,000	87,281	USD	57,069,000	68,169
	Citi	USD	60,000,000	71,670	USD	48,000,000	57,336
	ING	USD	30,000,000	35,835	USD	18,000,000	21,501
	KDB Bank	USD	30,000,000	35,835	USD	30,000,000	35,835
POSCO ASSAN TST STEEL INDUSTRY	SMBC	USD	71,392,500	85,278	USD	57,114,000	68,223
	KDB Bank	USD	45,000,000	53,753	USD	36,000,000	43,002
	ING	USD	45,000,000	53,753	USD	36,000,000	43,002
	HSBC	USD	27,000,000	32,252	USD	21,600,000	25,801
POSCO Electrical Steel India Private Limited	ING	USD	50,000,000	59,725	USD	50,000,000	59,725
	SCB	USD	33,784,000	40,355	USD	33,784,000	40,355
POSCO Investment Co., Ltd.	HSBC	USD	50,000,000	59,725	USD	50,000,000	59,725
	JP Morgan	USD	50,000,000	59,725	USD	50,000,000	59,725
	MIZUHO	USD	50,000,000	59,725	USD	50,000,000	59,725
	NAB	USD	50,000,000	59,725	USD	50,000,000	59,725
	BOA	USD	45,000,000	53,753	USD	29,500,000	35,238
	BTMU	USD	30,000,000	35,835	USD	14,500,000	17,320
	ING	USD	30,000,000	35,835	USD	14,500,000	17,320
	SMBC	USD	30,000,000	35,835	USD	14,500,000	17,320
POSCO MEXICO S.A. DE	SMBC	USD	109,725,000	131,067	USD	109,725,000	131,067
	MIZUHO	USD	45,000,000	53,753	USD	45,000,000	53,753
	BOA	USD	40,000,000	47,780	USD	40,000,000	47,780
	HSBC	USD	40,000,000	47,780	USD	40,000,000	47,780
POSCO SS-VINA	Export-Import Bank of Korea	USD	249,951,050	298,567	USD	249,951,050	298,567
	BOA	USD	40,000,000	47,780	USD	40,000,000	47,780
	BTMU	USD	40,000,000	47,780	USD	40,000,000	47,780
	DBS	USD	24,400,000	29,146	USD	24,400,000	29,146
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	234,122	USD	196,000,000	234,122
POSCO VST Co., Ltd.	ANZ	USD	25,000,000	29,863	USD	15,625,000	18,664
	HSBC	USD	20,000,000	23,890	USD	12,500,000	14,931
	MIZUHO	USD	20,000,000	23,890	USD	12,500,000	14,931
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	677,282	USD	524,391,304	626,385
	SMBC	USD	140,000,000	167,230	USD	129,652,174	154,870
	BTMU	USD	119,000,000	142,146	USD	108,652,174	129,785
	SCB	USD	107,800,000	128,767	USD	100,252,174	119,751
	MIZUHO	USD	105,000,000	125,423	USD	95,869,565	114,516
	Credit Suisse AG	USD	91,000,000	108,700	USD	83,086,957	99,247
	HSBC	USD	91,000,000	108,700	USD	83,086,957	99,247
	ANZ	USD	73,500,000	87,796	USD	68,934,783	82,343
	BOA	USD	35,000,000	41,808	USD	31,956,522	38,172
	CTBC	USD	21,000,000	25,085	USD	19,173,913	22,903
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co Co., Ltd. (SPC)	THB	5,501,000,000	180,323	THB	5,501,000,000	180,323
LLP POSUK Titanium	KB Bank	USD	15,000,000	17,918	USD	15,000,000	17,918
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	217,399	USD	161,460,798	192,865
Siderurgica do Pecem	Santander	USD	47,600,000	56,858	USD	42,332,179	50,566
	BNP	USD	47,600,000	56,858	USD	42,332,179	50,566
	MIZUHO	USD	47,600,000	56,858	USD	42,332,179	50,566
	HSBC	USD	35,200,000	42,046	USD	31,081,521	37,127
	Credit Agricole	USD	20,000,000	23,890	USD	17,860,946	21,335
	SOCIETE GENERALE	USD	20,000,000	23,890	USD	17,860,946	21,335
	KfW	USD	20,000,000	23,890	USD	17,860,946	21,335
	BNDES	BRL	464,060,000	136,652	BRL	274,129,418	80,723

		USD	4,003,621,550	4,782,334	USD	3,670,246,267	4,384,111
		BRL	464,060,000	136,652	BRL	274,129,418	80,723
		THB	5,501,000,000	180,323	THB	5,501,000,000	180,323

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2015 and 2014 were as follows:

① September 30, 2015

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(438)	—	7,733	7,295	—
Available-for-sale financial assets		34	43,148	—	54	(75,221)	—	(31,985)	(137,342)
Loans and receivables		66,904	—	95,698	—	—	(419)	162,183	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	6,579	6,579	—
Financial liabilities at amortized cost		(183,653)	—	(299,250)	—	—	2,025	(480,878)	—

	~~W~~	(116,715)	43,148	(203,552)	(384)	(75,221)	15,918	(336,806)	(137,342)

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~274,257 million for the nine-month period ended September 30, 2015.

② September 30, 2014

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	2,972	2,972	—
Available-for-sale financial assets		290	36,149	—	198,717	(183,782)	—	51,374	(362,569)
Loans and receivables		65,041	—	22,558	—	—	(523)	87,076	—
Financial liabilities at fair value through profit or loss		—	—	—	(24,956)	—	(4,586)	(29,542)	—
Financial liabilities at amortized cost		(188,746)	—	101,996	(38,596)	—	(130)	(125,476)	—

	~~W~~	(123,415)	36,149	124,554	135,165	(183,782)	(2,267)	(13,596)	(362,569)

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~105,273 million for the nine-month period ended September 30, 2014.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2015 and 2014 were as follows:

① September 30, 2015

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	2,786	2,786	—
Available-for-sale financial assets		14	364	—	71	(23,265)	—	(22,816)	(165,721)
Loans and receivables		25,010	—	70,450	—	—	(198)	95,262	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	1,093	1,093	—
Financial liabilities at amortized cost		(61,204)	—	(241,604)	—	—	2,072	(300,736)	—

	~~W~~	(36,180)	364	(171,154)	71	(23,265)	5,753	(224,411)	(165,721)

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~8,873 million for the three-month period ended September 30, 2015.

② September 30, 2014

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	920	920	—
Available-for-sale financial assets		54	994	—	81,035	(179,209)	—	(97,126)	(50,477)
Loans and receivables		17,592	—	25,778	—	—	(73)	43,297	—
Financial liabilities at fair value through profit or loss		—	—	—	13,625	—	(18,106)	(4,481)	—
Financial liabilities at amortized cost		(63,395)	—	(65,557)	(20,965)	—	(39)	(149,956)	—

	~~W~~	(45,749)	994	(39,779)	73,695	(179,209)	(17,298)	(207,346)	(50,477)

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~11,700 million for the three-month period ended September 30, 2014.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b)	Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015			December 31, 2014
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets (*1)	~~W~~	1,408,849	1,408,849	1,648,567	1,648,567
Derivatives assets held for trading (*2)		61,850	61,850	10,233	10,233

		1,470,699	1,470,699	1,658,800	1,658,800

Assets measured at amortized cost (*3)
Cash and cash equivalents		1,800,558	1,800,558	1,742,767	1,742,767
Trade accounts and notes receivable, net		2,890,612	2,890,612	3,181,107	3,181,107
Loans and other receivables, net		3,184,221	3,184,221	1,100,924	1,100,924

		7,875,391	7,875,391	6,024,798	6,024,798

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		15,616	15,616	—	—
Liabilities measured at amortized cost (*3)
Trade accounts and notes payable		671,774	671,774	777,401	777,401
Borrowings		6,079,418	6,552,437	6,537,217	6,918,972
Financial guarantee liabilities		104,654	104,654	59,810	59,810
Others		846,060	846,060	1,036,487	1,036,487

	~~W~~	7,701,906	8,174,925	8,410,915	8,792,670

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as discount rate. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model, binominal lattice model and others in which the market yields on government bonds are used as discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of September 30, 2015 and December 31, 2014 are as follows:

① September 30, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,401,953	—	6,896	1,408,849
Derivatives assets held for trading		—	12,358	49,492	61,850

	~~W~~	1,401,953	12,358	56,388	1,470,699

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	—	15,616	15,616

② December 31, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,620,390	—	28,177	1,648,567
Derivatives assets held for trading		—	10,233	—	10,233

	~~W~~	1,620,390	10,233	28,177	1,658,800

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2014.

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

21. Share Capital and Capital Surplus

(a) Share capital as of September 30, 2015 and December 31, 2014 are as follows:

(Share, Won)	September 30, 2015		December 31, 2014
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2015, total shares of ADRs of 53,990,108 are equivalent to 13,497,527 of common stock.
(*2)	As of September 30, 2015, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Additional paid in capital	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,802	783,791

	~~W~~	1,247,627	1,247,616

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	September 30, 2015		December 31, 2014
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.3	~~W~~	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.6		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1) Details of hybrid bonds are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06 -12 : 4.3%	Issue date ~ 2023 -06 -12 : 4.6%
	Reset every 5 years as follows;	Reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : additionally + 0.25% according to Step-up clauses	• After 10 years : additionally + 0.25% according to Step-up clauses
	• After 25 years : additionally + 0.75%	• After 30 years : additionally + 0.75%

Interest payments	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of September 30, 2015 amounts to ~~W~~2,156 million.

23. Reserves

Reserves as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	~~W~~	(43,300)	94,042

24. Treasury Shares

As of September 30, 2015, the Company holds 7,193,167 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Wages and salaries	~~W~~	56,377	54,579	163,800	155,511
Expenses related to post-employment benefits		8,026	5,281	24,785	18,427
Other employee benefits		12,067	15,379	37,849	40,120
Travel		3,037	3,409	9,730	9,996
Depreciation		4,491	5,927	14,536	17,823
Amortization		13,235	13,254	39,377	39,807
Rental		17,224	16,670	51,859	51,735
Repairs		1,879	1,972	5,965	8,197
Advertising		17,472	17,818	53,488	60,130
Research & development		25,027	25,073	62,936	81,485
Service fees		42,067	41,435	132,221	131,516
Supplies expense		1,211	1,231	4,049	3,942
Vehicles maintenance		1,748	1,749	5,233	5,250
Industry association fee		955	873	6,160	6,051
Training		1,841	2,536	9,335	7,361
Conference		1,245	1,264	4,057	3,626
Bad debt expenses		3,677	14,866	2,468	15,382
Others		7,110	6,861	26,621	23,613

	~~W~~	218,689	230,177	654,469	679,972

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Freight and custody expenses	~~W~~	239,025	222,558	676,925	641,339
Operating expenses for distribution center		2,446	2,424	7,860	7,317
Sales commissions		17,097	18,776	45,332	51,377
Sales advertising		374	543	1,549	1,313
Sales promotion		1,309	1,280	4,054	3,531
Sample		457	476	1,156	1,246
Sales insurance premium		1,664	1,970	4,342	4,710

	~~W~~	262,372	248,027	741,218	710,833

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

26. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Finance income
Interest income	~~W~~	25,024	17,646	66,938	65,331
Dividend income		9,237	12,694	317,405	141,422
Gain on foreign currency transactions		75,669	48,378	156,480	199,468
Gain on foreign currency translations		14,567	(47,381)	38,074	71,597
Gain on valuation of derivatives		4,230	(20,732)	15,925	2,972
Gain on derivative transactions		—	15,549	67	21,651
Gain on disposals of available-for-sale investment		71	81,035	137	198,717
Gain on redemption of debentures		—	—	—	1,500
Gain on financial guarantee		2,090	—	2,090	—

	~~W~~	130,888	107,189	597,116	702,658

Finance costs
Interest expenses	~~W~~	61,204	63,395	183,653	188,746
Loss on foreign currency transactions		53,454	41,488	129,989	134,209
Loss on foreign currency translations		207,936	(712)	268,117	12,302
Loss on valuation of derivatives		352	(3,545)	1,613	4,586
Loss on derivative transactions		—	1,924	505	46,607
Impairment loss on available-for-sale investment		23,265	179,209	75,221	183,782
Loss on redemption of debentures		—	20,965	—	40,096
Others		215	111	567	653

	~~W~~	346,426	302,835	659,665	610,981

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	2,479	336	8,543	3,295
Gain on disposals of intangible assets		136	289	518	289
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	—	2,046	—
Gain on disposals of assets held for sale		357,008	—	409,173	—
Premium income		2,138	825	8,887	1,284
Others		3,211	5,961	8,942	13,857

	~~W~~	364,972	7,411	438,109	18,725

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	12,964	8,371	57,201	38,140
Impairment loss on property, plant and equipment		22,284	30,334	68,720	30,334
Loss on disposals of intangible assets		175	97	647	134
Other bad debt expense		26	53	32	25,757
Donations		10,120	5,756	30,770	34,542
Idle tangible assets expenses		1,216	4,793	5,951	5,266
Impairment loss on investment in subsidiaries, associates and joint ventures		45,157	52,058	260,833	140,106
Loss on disposals of assets held for sale		—	—	20,133	14
Impairment loss on assets held for sale		83,741	—	95,737	—
Contribution to provisions (reversal of contribution to provisions)		(23)	23,454	2,045	92,906
Others (*1, 2)		301,373	12,366	328,339	160,390

	~~W~~	477,033	137,282	870,408	527,589

(*1)	The Company recorded litigation expense of ~~W~~299,037 million in connection of its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents during the three-month and nine-month periods ended September 30, 2015 (Note 32).
(*2)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ~~W~~139,773 million, primarily related to VAT, in the nine-month period ended September 30, 2014.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month period ended September 30, 2015 and 2014 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Changes in inventories (*1)	~~W~~	64,425	63,833	263,422	(86,802)
Raw materials and consumables used		3,327,780	4,255,395	10,639,021	13,571,836
Wages and salaries including expenses related to post-employment benefits		381,951	385,482	1,126,438	1,102,903
Outsourced processing cost		540,911	535,396	1,624,228	1,639,814
Depreciation (*2)		517,002	531,059	1,539,392	1,532,130
Amortization		18,020	18,570	52,025	56,033
Electricity and water expenses		197,139	231,428	688,251	757,226
Service fees		56,061	55,506	171,448	173,391
Rental		21,424	21,204	65,588	65,934
Advertising		17,472	17,818	53,488	60,130
Freight and custody expenses		239,025	222,558	676,925	641,339
Sales commissions		17,097	18,776	45,332	51,377
Loss on disposals of property, plant and equipment		12,964	8,371	57,201	38,140
Impairment loss on property, plant and equipment		22,284	30,334	68,720	30,334
Impairment loss on investments in subsidiaries, associates and joint ventures		45,157	52,058	260,833	140,106
Loss on disposals of assets held for sale		—	—	20,133	14
Impairment loss on assets held for sale		83,741	—	95,737	—
Contribution to provisions (reversal of contribution to provisions)		(23)	23,454	2,045	92,906
Other expenses		575,544	321,207	1,215,033	1,016,522

	~~W~~	6,137,974	6,792,449	18,665,260	20,883,333

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

29. Income Taxes

The effective tax rate of the Company for the nine-month periods ended September 30, 2015 and 2014 was 23.0% and 32.3%, respectively. The effective tax rate for the nine-month period ended September 30, 2014 was higher than the statutory tax rate of 24% for the Company due to the effect of additional income tax payment due to tax investigation and non-deductible expense primarily related to additional VAT payment (Note 27).

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

30. Earnings per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in Won except per share information)	2015		2014	2015	2014
Profit for the period	~~W~~	346,211,467,208	221,575,392,443	1,056,421,687,190	880,329,830,672
Interests of hybrid bonds		(8,347,872,419)	(8,347,872,419)	(24,699,275,257)	(24,699,275,257)
Weighted-average number of common shares outstanding (*1)		79,993,620	79,784,263	79,993,350	79,784,063
Basic and diluted earnings per share		4,224	2,673	12,898	10,724

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(in share)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Total number of common shares issued	~~W~~	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares		(7,193,215)	(7,402,572)	(7,193,485)	(7,402,772)

Weighted-average number of common shares outstanding	~~W~~	79,993,620	79,784,263	79,993,350	79,784,063

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2015, diluted earnings per share is equal to basic earnings per share.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

31. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2015 and 2014 were as follows:

1)	For the nine-month period ended September 30, 2015

(in millions of Won)	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	3,127	114	19	358,910	1,822	29,398
POSCO Processing & Service		839,457	—	338,817	—	—	1,829
POSCO COATED & COLOR STEEL Co., Ltd.		298,089	—	—	—	7,510	56
POSCO ICT (*4)		893	5	—	180,537	22,249	131,964
eNtoB Corporation		—	—	203,061	5,118	94	15,004
POSCO CHEMTECH		340,549	24,756	387,038	6,893	225,706	1,180
POSCO ENERGY CO., LTD.		140,252	999	—	—	—	13
POSCO TMC Co., Ltd.		202,421	—	—	—	1,058	1,017
POSCO AST		283,513	3	4,115	—	29,363	412
POSHIMETAL Co., Ltd.		9,071	118	114,935	—	—	33
Daewoo International Corporation		2,652,467	34,341	37,732	—	—	865
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*5)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd. (*5)		4,280	33	2,544	116,912	15,135	13,649
POSCO Thainox Public Company Limited		203,411	10	3,833	—	—	28
PT. KRAKATAU POSCO		—	—	115,557	—	—	—
POSCO America Corporation		496,793	7	—	—	—	139
POSCO Canada Ltd.		—	—	95,936	—	—	—
POSCO Asia Co., Ltd.		1,365,277	873	202,537	—	182	1,120
Qingdao Pohang Stainless Steel Co., Ltd.		97,498	—	—	—	—	46
POSCO JAPAN Co., Ltd.		785,031	9,383	18,625	2,198	201	1,086
POSCO MEXICO S.A. DE C.V.		201,101	189	—	—	—	2
POSCO Maharashtra Steel Private Limited		302,720	—	—	—	—	31
Others (*6)		667,261	11,960	182,468	73,807	161,069	78,332

		8,896,022	259,695	1,715,456	744,375	464,904	276,279

Associates and joint ventures (*3)
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*5)		3,547	—	3,327	—	268	1
SNNC		1,934	412	326,679	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		19,187	—	—	—	—	—
Others (*7,8)		12,023	40,278	43,220	—	1	—

		36,691	40,690	373,226	—	269	1

	~~W~~	8,932,713	300,385	2,088,682	744,375	465,173	276,280

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of September 30, 2015, the Company provided guarantees to related parties (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	They are reclassified from subsidiaries to associates (Note 10).
(*6)	The Company borrowed USD 17.42 million from POSCO-Uruguay S.A, a subsidiary of the Company, during the nine-month period ended September 30, 2015.
(*7)	The Company lent USD 60 million to CSP, an associate of the Company, and the entire amount of loan was collected during the nine-month period ended September 30, 2015.
(*8)	The Company collected the loan of USD 3.85 million from LLP POSUK Titanium, an associate of the Company, during the nine-month period ended September 30, 2015.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	For the nine-month period ended September 30, 2014

(in millions of Won)	Sales and others				Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	19,650	16,731	—	716,827	3,689	18,372
POSCO Processing & Service		794,689	8,648	632,748	—	—	1,199
POSCO COATED & COLOR STEEL Co., Ltd.		332,862	10	—	—	8,623	116
POSCO ICT		635	2,542	—	139,152	19,364	117,870
eNtoB Corporation		—	1	193,717	2,590	108	13,501
POSCO CHEMTECH		397,910	20,926	382,897	3,650	226,683	748
POSCO M-TECH		144	21	92,729	1,292	148,432	6,256
POSCO ENERGY CO., LTD.		131,365	918	—	2,263	—	20
POSCO TMC Co., Ltd.		180,327	38	—	—	795	1,152
POSCO AST		390,673	2	8,112	—	47,431	1,526
POSHIMETAL Co., Ltd.		7,714	3,617	124,103	—	—	—
Daewoo International Corporation		2,661,942	20,628	84,180	—	—	2,077
POSCO America Corporation		524,797	2	—	—	—	179
POSCO Canada Ltd.		—	—	109,832	—	—	—
POSCO Asia Co., Ltd.		1,605,969	89	131,006	—	10,006	1,338
Qingdao Pohang Stainless Steel Co., Ltd.		51,238	2	—	—	—	—
POSCO JAPAN Co., Ltd.		1,054,186	—	10,363	892	3	766
POSCO MEXICO S.A. DE C.V.		203,241	775	—	—	—	—
POSCO Maharashtra Steel Private Limited		307,527	610	—	—	—	—
Others		694,170	8,697	165,851	39,561	24,962	86,537

		9,359,039	84,257	1,935,538	906,227	490,096	251,657

Associates and joint ventures
SNNC		2,454	5,322	272,288	—	—	5
POSCO PLANTEC Co., Ltd.		11,764	43	2,358	65,962	10,643	11,748
Others		23,886	40,900	47,954	—	—	—

		38,104	46,265	322,600	65,962	10,643	11,753

	~~W~~	9,397,143	130,522	2,258,138	972,189	500,739	263,410

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2015 and 2014 were as follows:

1)	For the three-month period ended September 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1,100	24	—	67,549	—	62
POSCO Processing & Service		305,176	—	91,934	—	—	197
POSCO COATED & COLOR STEEL Co., Ltd.		99,689	—	—	—	1,812	2
POSCO ICT		213	1	—	96,025	7,580	43,535
eNtoB Corporation		—	—	56,609	2,722	41	4,540
POSCO CHEMTECH		94,719	7,123	127,539	711	75,685	681
POSCO ENERGY CO., LTD.		44,075	384	—	—	—	—
POSCO TMC Co., Ltd.		79,405	—	—	—	392	383
POSCO AST		84,368	—	—	—	10,092	303
POSHIMETAL Co., Ltd.		2,554	43	32,811	—	—	—
Daewoo International Corporation		870,337	—	10,983	—	—	96
POSCO PLANTEC Co., Ltd.		299	8	809	52,420	4,675	2,727
POSCO Thainox Public Company Limited		63,593	—	533	—	—	3
POSCO America Corporation		160,721	—	—	—	—	54
POSCO Canada Ltd.		—	—	31,912	—	—	—
POSCO Asia Co., Ltd.		443,568	294	77,282	—	87	883
Qingdao Pohang Stainless Steel Co., Ltd.		16,647	—	—	—	—	—
POSCO JAPAN Co., Ltd.		277,524	—	6,691	524	201	567
POSCO MEXICO S.A. DE C.V.		68,672	36	—	—	—	2
POSCO Maharashtra Steel Private Limited		94,782	—	—	—	—	31
Others (*1)		204,367	1,835	61,956	28,633	54,226	32,070

		2,911,809	9,748	499,059	248,584	154,791	86,136

Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,894	—	655	—	39	—
SNNC		729	129	114,537	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		4,788	—	—	—	—	—
Others (*2)		2,787	8,879	14,925	—	1	—

		10,198	9,008	130,117	—	40	—

	~~W~~	2,922,007	18,756	629,176	248,584	154,831	86,136

(*1)	The Company borrowed USD 17.42 million from POSCO-Uruguay S.A, a subsidiary of the Company, during the three-month period ended September 30, 2015.
(*2)	The Company collected the loan of USD 60 million from CSP, an associate of the Company, during the three-month period ended September 30, 2015.

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	For the three-month period ended September 30, 2014

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	13,019	57	—	126,342	429	5,853
POSCO Processing & Service		276,632	70	158,940	—	—	938
POSCO COATED & COLOR STEEL Co., Ltd.		104,224	9	—	—	3,353	50
POSCO ICT		28	52	—	41,090	6,679	37,896
eNtoB Corporation		—	1	70,830	911	73	4,437
POSCO CHEMTECH		130,111	5,492	130,166	902	73,985	191
POSCO M-TECH		49	5	29,117	402	46,955	1,745
POSCO ENERGY CO., LTD.		46,760	320	—	—	—	—
POSCO TMC Co., Ltd.		64,923	38	—	—	267	388
POSCO AST		123,996	2	3,276	—	14,852	675
POSHIMETAL Co., Ltd.		2,447	1,304	43,115	—	—	—
Daewoo International Corporation		954,810	23	14,115	—	—	421
POSCO America Corporation		162,205	—	—	—	—	—
POSCO Canada Ltd.		—	—	27,343	—	—	—
POSCO Asia Co., Ltd.		595,816	36	34,069	—	1,125	670
Qingdao Pohang Stainless Steel Co., Ltd.		16,343	—	—	—	—	—
POSCO JAPAN Co., Ltd.		334,806	—	4,001	433	—	319
POSCO MEXICO S.A. DE C.V.		67,186	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		195,744	29	—	—	—	—
Others		230,688	79	55,199	13,883	7,991	28,245

		3,319,787	7,517	570,171	183,963	155,709	81,828

Associates and joint ventures
SNNC		411	49	108,530	—	—	—
POSCO PLANTEC Co., Ltd.		3,364	19	858	28,607	4,296	9,090
Others		9,748	11,434	15,355	—	—	—

		13,523	11,502	124,743	28,607	4,296	9,090

	~~W~~	3,333,310	19,019	694,914	212,570	160,005	90,918

46

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of September 30, 2015 and December 31, 2014 are as follows:

1)	September 30, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	64	39,327	39,391	—	7,161	109	7,270
POSCO Processing & Service		85,326	125	85,451	4,215	237	—	4,452
POSCO COATED & COLOR STEEL Co., Ltd.		72,065	49	72,114	—	5	897	902
POSCO ICT		—	66	66	1,076	34,810	2,088	37,974
eNtoB Corporation		—	—	—	7,501	11,642	13	19,156
POSCO CHEMTECH		31,285	4,088	35,373	55,481	11,930	20,094	87,505
POSCO ENERGY CO., LTD.		17,718	1,976	19,694	—	—	1,945	1,945
POSCO TMC Co., Ltd.		78,048	23	78,071	—	20	203	223
POSCO AST		59,635	41	59,676	—	1,711	3,803	5,514
POSHIMETAL Co., Ltd.		—	4,804	4,804	—	9,403	1	9,404
Daewoo International Corporation		172,299	—	172,299	—	95	—	95
POSCO Thainox Public Company Limited		63,593	—	63,593	—	—	—	—
POSCO America Corporation		58,786	—	58,786	—	—	—	—
POSCO Asia Co., Ltd.		198,449	243	198,692	4,414	95	—	4,509
Qingdao Pohang Stainless Steel Co., Ltd.		6,703	—	6,703	—	—	—	—
POSCO MEXICO S.A. DE C.V.		85,777	—	85,777	—	2	—	2
POSCO Maharashtra Steel Private Limited		285,965	—	285,965	—	—	—	—

Others(*1)		142,439	3,780	146,219	13,176	29,692	45,949	88,817

		1,358,152	54,522	1,412,674	85,863	106,803	75,102	267,768
Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,605	—	1,605	—	—	—	—
SNNC		263	22	285	27,651	—	—	27,651
POSCO PLANTEC Co., Ltd.		94	4	98	1,213	10,692	6	11,911
Others		667	12,206	12,873	—	—	—	—

		2,629	12,232	14,861	28,864	10,692	6	39,562

	~~W~~	1,360,781	66,754	1,427,535	114,727	117,495	75,108	307,330

(*1)	Other payables include a loan of USD 17.42 million borrowed from POSCO-Uruguay S.A.

47

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2) December 31, 2014

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO ENERGY CO., LTD.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST		44,281	54	44,335	—	2,458	3,364	5,822
POSHIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corporation		164,029	3,178	167,207	8	210	1	219
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Canada Ltd.		—	—	—	—	4,534	—	4,534
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO JAPAN Co., Ltd.		42,692	89	42,781	344	1,552	—	1,896
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Private Limited		364,899	7,714	372,613	—	—	—	—
Others		140,282	58,769	199,051	15,150	68,965	29,076	113,191

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and joint ventures
SNNC		219	125	344	7,017	—	—	7,017
LLP POSUK Titanium (*1)		—	4,235	4,235	—	—	—	—
Others		258	18	276	1,396	—	—	1,396

		477	4,378	4,855	8,413	—	—	8,413

	~~W~~	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

(*1)	Other receivables include a loan of USD 3.85 million lent to associates of the Company.

(d)	For the nine-month periods ended September 30, 2015 and 2014 details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2015		September 30, 2014
Short-term benefits	~~W~~	26,218	23,456
Long-term benefits		8,683	9,262
Retirement benefits		8,802	5,354

	~~W~~	43,703	38,072

Key management officers include directors (including outside directors), and executive officials who have significant influences and responsibilities in the Company’s business and operations.

48

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

32. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2015, 69 million tons of iron ore and 27 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2015, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 24.50 million, USD 8.25 million and USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2015, the remaining balance of the borrowings amount to USD 12.88 million.

(b)	As of September 30, 2015, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

49

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(c)	Litigation in progress

1) Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

In April 2012, Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, alleging violation of trade secrets and seeking prohibition on production and sales of grain oriented electrical steel sheets and compensation from the Company of ~~W~~982.8 billion. Simultaneously, NSSMC filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Corporation, a subsidiary of POSCO, claiming infringement of patent rights related to the production of grain oriented electrical steel sheets. In connection with this, the Company has filed a lawsuit in Korea seeking confirmation of non-existence of debt. On September 30, 2015, pursuant to the agreement between POSCO and NSSMC, the pending lawsuit filed by NSSMC in Japan was withdrawn, along with all related lawsuits in Korea and the United States of America, in the settlement amount of ~~W~~299 billion from POSCO to strengthen the strategic partnership between the two companies. On the same date, the Company paid ~~W~~299 billion as the settlement to NSSMC, therefore all litigations were withdrawn and closed.

2) Other lawsuits and claims

The Company is involved in 37 litigations for alleged damages aggregating to ~~W~~155.6 billion as of September 30, 2015 which arose in the ordinary course of business. The Company has recognized provisions for 1 of 37 litigations amounting to ~~W~~0.4 billion by estimating the outcome of such litigations reasonably. Except 1 litigations, the Company has not recognized any provisions since the Company believes that it does not have a present obligation on other litigations as of September 30, 2015.

(d)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

50

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

33. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month period ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	September 30, 2015		September 30, 2014
Trade accounts and notes receivable, net	~~W~~	305,594	268,038
Other accounts receivable		186,529	8,935
Inventories		643,641	(222,399)
Prepaid expenses		(20,977)	(21,391)
Other short-term assets		(206)	(1,056)
Long-term guarantee deposits		(202)	(254)
Other long-term assets		401	—
Trade accounts payable and notes payable		(107,093)	180,452
Other accounts payable		(114,270)	(143,016)
Accrued expenses		(39,682)	100,329
Advances received		(10,305)	(12,341)
Withholdings		31,820	11,112
Unearned revenue		17,357	(307)
Other short-term liabilities		(35,944)	(3,532)
Derivatives liabilities		—	(6,611)
Payment of severance benefits		(69,696)	(64,450)
Plan assets		5,461	(41,590)
Other long-term liabilities		—	(3,000)

	~~W~~	792,428	48,919

51

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2015, the condensed consolidated interim statements of comprehensive income (loss) for three-month and nine-month periods ended September 30, 2015 and 2014, the changes in equity and cash flows for nine-month periods ended September 30, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2015, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

November 13, 2015

This report is effective as of November 13, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	September 30, 2015		December 31, 2014
Assets
Cash and cash equivalents	21	~~W~~	5,242,357	3,811,202
Trade accounts and notes receivable, net	4,21,32		10,183,479	11,786,055
Other receivables, net	5,21,32		1,799,178	1,956,216
Other short-term financial assets	6,21		3,614,274	1,462,920
Inventories	7		9,091,097	10,471,330
Current income tax assets			42,159	36,147
Assets held for sale	8		626,644	2,127,087
Other current assets	14		954,232	976,425

Total current assets			31,553,420	32,627,382

Long-term trade accounts and notes receivable, net	4,21		127,891	79,336
Other receivables, net	5,21		1,035,406	1,144,160
Other long-term financial assets	6,21		2,174,343	2,455,900
Investments in associates and joint ventures	9		4,053,730	4,060,507
Investment property, net	11		1,114,987	1,055,592
Property, plant and equipment, net	12		34,725,545	35,241,195
Intangible assets, net	13		6,496,593	6,884,989
Deferred tax assets			1,216,759	1,195,563
Other long-term assets	14		703,669	507,549

Total non-current assets			51,648,923	52,624,791

Total assets		~~W~~	83,202,343	85,252,173

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	September 30, 2015		December 31, 2014
Liabilities
Trade accounts and notes payable	21,32	~~W~~	3,218,990	3,950,786
Short-term borrowings and current installments of long-term borrowings	4,15,21		13,717,886	12,195,484
Other payables	16,21,32		2,055,667	2,194,713
Other short-term financial liabilities	17,21		244,640	111,637
Current income tax liabilities			349,908	453,613
Liabilities of disposal group held for sale	8		65,609	590,982
Provisions	18		89,636	150,030
Other current liabilities	20		2,323,532	2,229,764

Total current liabilities			22,065,868	21,877,009

Long-term trade accounts and notes payable	21		19,491	88,469
Long-term borrowings, excluding current installments	15,21		13,613,001	15,232,773
Other payables	16,21		97,574	169,986
Other long-term financial liabilities	17,21		58,836	91,095
Defined benefit liabilities, net	19		382,378	290,325
Deferred tax liabilities			1,680,824	1,832,260
Long-term provisions	18,33		213,177	223,239
Other long-term liabilities	20		72,209	155,653

Total non-current liabilities			16,137,490	18,083,800

Total liabilities			38,203,358	39,960,809

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,392,330	1,083,718
Hybrid bonds	23		996,919	996,919
Reserves	24		(543,535)	(408,773)
Treasury shares	25		(1,534,320)	(1,534,457)
Retained earnings			40,250,028	40,967,558

Equity attributable to owners of the controlling company			41,043,825	41,587,368
Non-controlling interests	23		3,955,160	3,703,996

Total equity			44,998,985	45,291,364

Total liabilities and equity		~~W~~	83,202,343	85,252,173

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(Unaudited)

		For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won, except per share information)	Notes	2015		2014	2015	2014
Revenue	32,35	~~W~~	13,995,992	16,269,845	44,286,395	48,413,545
Cost of sales	7,29,32		(12,397,755)	(14,410,837)	(39,197,778)	(43,053,988)

Gross profit			1,598,237	1,859,008	5,088,617	5,359,557
Selling and administrative expenses	26,29
Administrative expenses			(541,056)	(551,185)	(1,722,846)	(1,638,792)
Selling expenses			(405,269)	(429,120)	(1,296,274)	(1,271,688)

Operating profit			651,912	878,703	2,069,497	2,449,077
Share of profit (loss) of equity-accounted investees, net	9		(322,881)	(41,496)	(361,932)	(165,467)
Finance income and costs	21,27
Finance income			926,715	364,451	2,023,457	1,750,757
Finance costs			(1,542,268)	(762,129)	(3,020,475)	(2,124,019)
Other non-operating income and expenses	28
Other non-operating income			128,645	25,884	441,016	120,426
Other non-operating expenses	29		(617,789)	(134,330)	(1,019,615)	(711,283)

Profit (loss) before income tax	35		(775,666)	331,083	131,948	1,319,491
Tax benefit (expense)	30,35		117,425	(107,083)	(337,593)	(552,687)

Profit (loss)			(658,241)	224,000	(205,645)	766,804
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	19		(18,055)	(49,554)	(41,491)	(90,650)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			42,061	(27,360)	(25,414)	(82,281)
Net changes in the unrealized fair value of available-for-sale investments	21		(169,320)	(67,970)	(195,970)	(362,359)
Foreign currency translation differences			118,240	90,239	122,765	(99,339)

Other comprehensive loss, net of tax			(27,074)	(54,645)	(140,110)	(634,629)

Total comprehensive income (loss)		~~W~~	(685,315)	169,355	(345,755)	132,175

Profit (loss) attributable to:
Owners of the controlling company		~~W~~	(541,627)	237,817	(4,864)	818,828
Non-controlling interests			(116,614)	(13,817)	(200,781)	(52,024)

Profit (loss)		~~W~~	(658,241)	224,000	(205,645)	766,804

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(609,969)	163,352	(180,784)	204,592
Non-controlling interests			(75,346)	6,003	(164,971)	(72,417)

Total comprehensive income (loss)		~~W~~	(685,315)	169,355	(345,755)	132,175

Basic and diluted earnings (loss) per share (in Won)	31	~~W~~	(6,875)	2,876	(370)	9,953

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

	Attributable to owners of the controlling company								Non-
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total	controlling interests	Total
Balance as of January 1, 2014	~~W~~	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030
Comprehensive income (loss):
Profit (loss)		—	—	—	—	—	818,828	818,828	(52,024)	766,804
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(86,169)	(86,169)	(4,481)	(90,650)
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(78,351)	—	—	(78,351)	(3,930)	(82,281)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(362,499)	—	—	(362,499)	140	(362,359)
Foreign currency translation differences, net of tax		—	—	—	(87,217)	—	—	(87,217)	(12,122)	(99,339)

Total comprehensive income (loss)		—	—	—	(528,067)	—	732,659	204,592	(72,417)	132,175

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)	(30,707)	(509,409)
Interim dividends		—	—	—	—	—	(159,568)	(159,568)	—	(159,568)
Changes in subsidiaries		—	—	—	—	—	—	—	27,922	27,922
Changes in ownership interests in subsidiaries		—	(3,973)	—	—	—	—	(3,973)	42,538	38,565
Interest of hybrid bonds		—	—	—	—	—	(32,585)	(32,585)	(20,079)	(52,664)
Disposal of treasury shares		—	50	—	—	138	—	188	—	188
Others		—	(694)	—	3,141	—	(2,202)	245	(1,315)	(1,070)

Total transactions with owners of the controlling company		—	(4,617)	—	3,141	138	(673,057)	(674,395)	18,359	(656,036)

Balance as of September 30, 2014	~~W~~	482,403	1,073,649	996,919	(548,002)	(1,578,986)	41,150,251	41,576,234	3,721,935	45,298,169

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

	Attributable to owners of the controlling company								Non-
(in millions of Won)	Share capital		Capital surplus	Hybrid bond	Reserves	Treasury shares	Retained earnings	Sub total	controlling interests	Total
Balance as of January 1, 2015	~~W~~	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,967,558	41,587,368	3,703,996	45,291,364
Comprehensive income (loss):
Loss		—	—	—	—	—	(4,864)	(4,864)	(200,781)	(205,645)
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(39,267)	(39,267)	(2,224)	(41,491)
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(44,971)	—	—	(44,971)	19,557	(25,414)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(193,956)	—	—	(193,956)	(2,014)	(195,970)
Foreign currency translation differences, net of tax		—	—	—	102,274	—	—	102,274	20,491	122,765

Total comprehensive loss		—	—	—	(136,653)	—	(44,131)	(180,784)	(164,971)	(345,755)

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)	(32,410)	(512,368)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)	(67,700)	(227,687)
Changes in subsidiaries		—	—	—	—	—	—	—	(308,832)	(308,832)
Changes in ownership interests in subsidiaries		—	307,909	—	—	—	—	307,909	841,724	1,149,633
Interest of hybrid bonds		—	—	—	—	—	(32,585)	(32,585)	(18,090)	(50,675)
Disposal of treasury shares		—	11	—	—	137	—	148	—	148
Others		—	692	—	1,891	—	(869)	1,714	1,443	3,157

Total transactions with owners of the controlling company		—	308,612	—	1,891	137	(673,399)	(362,759)	416,135	53,376

Balance as of September 30, 2015	~~W~~	482,403	1,392,330	996,919	(543,535)	(1,534,320)	40,250,028	41,043,825	3,955,160	44,998,985

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	September 30, 2015		September 30, 2014
Cash flows from operating activities
Profit (loss)		~~W~~	(205,645)	766,804
Adjustments for:
Depreciation			2,095,456	2,134,605
Amortization			283,427	247,519
Finance income			(1,009,846)	(839,873)
Finance costs			1,950,651	1,230,302
Income tax expense			337,593	552,687
Impairment loss on property, plant and equipment			128,200	34,032
Gain on disposal of property, plant and equipment			(19,312)	(4,998)
Loss on disposal of property, plant and equipment			70,918	26,911
Impairment loss on intangible assets			114,074	30,753
Share of loss of equity-accounted investees			361,932	165,467
Impairment loss on assets held for sale			132,244	14,917
Gain on disposal of assets held for sale			(227,009)	—
Cost for defined benefit plans			188,045	175,963
Bad debt expenses			208,289	147,112
Loss on valuation of inventories			123,745	46,103
Contribution to provisions			53,936	185,131
Others, net			(22,527)	763

			4,769,816	4,147,394

Changes in operating assets and liabilities	34		1,961,949	(2,322,237)
Interest received			139,737	142,861
Interest paid			(591,912)	(632,772)
Dividends received			94,655	100,566
Income taxes paid			(640,427)	(572,332)

Net cash provided by operating activities		~~W~~	5,528,173	1,630,284

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	September 30, 2015		September 30, 2014
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(9,981,223)	(2,395,107)
Proceeds from disposal of short-term financial instruments			7,812,432	3,772,277
Increase in loans			(258,056)	(133,079)
Collection of loans			195,821	15,281
Acquisitions of available-for-sale investments			(65,334)	(72,819)
Proceeds from disposal of available-for-sale investments			169,280	22,941
Acquisitions of investments in associates and joint ventures			(62,794)	(677,647)
Proceeds from disposal of investments in associates and joint ventures			5,306	308
Acquisition of investment property			(64,265)	(359,930)
Proceeds from disposal of investment property			1,120	24,512
Acquisitions of property, plant and equipment			(2,021,288)	(2,774,984)
Proceeds from disposal of property, plant and equipment			62,941	40,551
Acquisitions of intangible assets			(250,838)	(258,592)
Proceeds from disposal of intangible assets			25,195	9,476
Proceeds from disposal of assets held for sale			121,002	1,291
Cash paid in acquisition of business, net of cash acquired			—	(393,319)
Cash received from disposal of business, net of cash transferred			436,257	—
Others, net			(29,604)	(21,171)

Net cash used in investing activities			(3,904,048)	(3,200,011)

Cash flows from financing activities
Proceeds from borrowings			1,421,499	2,369,844
Repayment of borrowings			(2,008,296)	(2,644,667)
Proceeds from (repayment of) short-term borrowings, net			(225,555)	2,183,116
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			1,249,743	63,034
Payment of cash dividends			(821,293)	(669,073)
Payment of interest of hybrid bonds			(50,824)	(52,813)
Other, net			(27,379)	(17,319)

Net cash provided by (used in) financing activities			(462,105)	1,232,122

Effect of exchange rate fluctuation on cash held			59,331	(27,726)
Net increase (decrease) in cash and cash equivalents			1,221,351	(365,331)
Cash and cash equivalents at beginning of the period	8		4,022,136	4,208,562

Cash and cash equivalents at end of the period	8	~~W~~	5,243,487	3,843,231

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2015

(Unaudited)

1. General Information

General information about POSCO, its 43 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 178 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 96 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through five of its overseas liaison offices.

As of September 30, 2015, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

(b)	Consolidated subsidiaries acquired or reclassified during the nine-month period ended September 30, 2015 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Posco Group University	February 2015	100.00	New establishment
POSCO India Ahmedabad Steel Processing Center Pvt.Ltd.	February 2015	100.00	New establishment
HOTEL LAONZENA	February 2015	100.00	New establishment
COINSA INGENIERIA Y PETROQUIMICA S.R.L	February 2015	50.00	New establishment
Miracle number four	March 2015	—	Acquisition
PT.Krakatau Posco Social Enterprise	April 2015	100.00	New establishment
POSCO Vietnam Holdings Co., LTD.	May 2015	100.00	New establishment
Growth Ladder POSCO K-Growth Global Fund	May 2015	50.00	New establishment
2015 POSCO New technology II Fund	June 2015	25.00	New establishment
POSCO-CDPC(POSCO ChengDu Processing Center) Co., Ltd	July 2015	43.00	Reclassified to subsidiary from joint venture

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(c)	Subsidiaries that were excluded from consolidation during the nine-month period ended September 30, 2015 are as follows:

Company	Date of exclusion	Reason
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	March 2015	Reclassification to associates due to decline in ownership
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	March 2015	Reclassification to associates due to decline in ownership
Chun Sa wind	March 2015	Exclusion upon reclassification of parent company, ‘Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund’ to associates
Zeus(Cayman)	April 2015	Exclusion upon liquidation
POSFINE Co., Ltd.	April 2015	Disposal
PT. POSNESIA Stainless Steel Industry	April 2015	Exclusion upon liquidation
TECHREN Solar, LLC	May 2015	Disposal
New Altec Co., Ltd	May 2015	Disposal
POS-HiAL	June 2015	Loss of control due to administration by court
SUNGJIN CANADA LTD.	June 2015	Exclusion upon liquidation
POREKA Co., Ltd.	August 2015	Disposal
POSCO PLANTEC Co., Ltd.	September 2015	Reclassified to associate due to loss of control through workout
POSCO PLANTEC Thiland CO. LTD	September 2015	Exclusion upon reclassification of parent company, ‘POSCO PLANTEC Co., Ltd.’ to associates
Miracle number four	September 2015	Exclusion upon reclassification of parent company, ‘POSCO PLANTEC Co., Ltd.’ to associates
POSCO Klappan Coal Limited	September 2015	Exclusion upon liquidation
EPC INVESTMENTS C.V.	September 2015	Exclusion upon liquidation
POSCO MPC Servicios S.A. de C.V.	September 2015	Merged into POSCO MPPC S.A. de C.V.

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2014. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2014.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

The Company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1	–	unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3	–	inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value is included in note 21.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2014. The accounting policy for emission rights below is also expected to be applied in the Company’s consolidated financial statements as of and for the year ending December 31, 2015.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and are initially measured at cost and subsequent to initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligation for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession, and the unit price for such emission rights in the market as of the end of the reporting period.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Trade accounts and notes receivable	~~W~~	9,445,920	10,814,600
Finance lease receivables		22,615	24,344
Unbilled due from customers for contract work		1,240,262	1,528,427
Less: Allowance for doubtful accounts		(525,318)	(581,316)

	~~W~~	10,183,479	11,786,055

Non-current
Trade accounts and notes receivable	~~W~~	127,845	60,583
Finance lease receivables		27,319	42,907
Less: Allowance for doubtful accounts		(27,273)	(24,154)

	~~W~~	127,891	79,336

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~1,412,836 million and ~~W~~2,030,342 million as of September 30, 2015 and December 31, 2014, respectively, and are included in bank borrowings (Note 15).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

5. Other Receivables

Other receivables as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Short-term loans	~~W~~	456,275	254,108
Other accounts receivable		1,224,217	1,523,659
Accrued income		104,584	76,393
Deposits		80,917	58,384
Others		172,713	227,192
Less: Allowance for doubtful accounts		(239,528)	(183,520)

	~~W~~	1,799,178	1,956,216

Non-current
Long-term loans	~~W~~	904,654	960,652
Long-term other accounts receivable		127,842	158,018
Accrued income		1,166	1,533
Deposits		141,465	189,120
Less: Allowance for doubtful accounts		(139,721)	(165,163)

	~~W~~	1,035,406	1,144,160

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Derivatives assets held for trading	~~W~~	84,354	77,182
Available-for-sale securities		2,996	25,512
Current portion of held-to-maturity securities		21,180	15,297
Short-term financial instruments (*1,2)		3,505,744	1,344,929

	~~W~~	3,614,274	1,462,920

Non-current
Derivatives assets held for trading (*3)	~~W~~	84,926	19,084
Available-for-sale securities (equity instruments) (*4,5)		1,906,518	2,294,244
Available-for-sale securities (bonds)		53,286	33,350
Available-for-sale securities (others)		65,966	67,135
Held-to-maturity securities		2,272	1,796
Long-term financial instruments (*2)		61,375	40,291

	~~W~~	2,174,343	2,455,900

(*1)	As of September 30, 2015 and December 31, 2014, ~~W~~4,828 million and ~~W~~5,465 million, respectively, are restricted for the use in a government project.
(*2)	As of September 30, 2015 and December 31, 2014, financial instruments amounting to ~~W~~106,513 million and ~~W~~177,014 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	The Company assessed the values of its put option and earn-out consideration in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.). Accordingly, the Company has recognized derivatives assets amounting to ~~W~~47,404 million and ~~W~~2,088 million, respectively, as of September 30, 2015.
(*4)	During the nine-month period ended September 30, 2015, there were objective evidences of impairment for listed equity securities such as Hyundai Heavy Industries Co., Ltd. and non-listed equity securities such as Dongbu Metal Co., Ltd and others due to the significant decline in the fair value of the shares or the continuous decline for a prolonged period. As a result, an impairment loss of ~~W~~93,874 million was recognized in profit or loss during the nine-month period ended September 30, 2015.
(*5)	As of September 30, 2015 and December 31, 2014, ~~W~~115,586 million and ~~W~~173,632 million of available-for-sale securities, respectively, have been provided as collateral for construction projects and borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

7. Inventories

Inventories as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Finished goods	~~W~~	1,589,961	1,647,331
Merchandise		900,984	902,347
Semi-finished goods		1,456,963	1,654,556
Raw materials		2,145,888	2,334,992
Fuel and materials		824,560	759,193
Construction inventories		855,284	1,129,370
Materials-in-transit		1,481,767	2,109,207
Others		90,293	96,274

		9,345,700	10,633,270
Less: Allowance for inventories valuation		(254,603)	(161,940)

	~~W~~	9,091,097	10,471,330

The amounts of loss on valuation of inventories recognized within cost of sales during the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were ~~W~~123,745 million and ~~W~~41,713 million, respectively.

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015				December 31, 2014
	The controlling company (*1,2,4)		Subsidiaries (*3,4)	Total	The controlling company (*1,4)	Subsidiaries (*4,5,6,7)	Total
Assets
Cash and cash equivalents (*8)	~~W~~	—	1,130	1,130	—	210,934	210,934
Trade accounts and notes receivable and other receivables		—	2,534	2,534	—	90,811	90,811
Other financial assets		484,325	4,281	488,606	580,062	21,028	601,090
Inventories		—	1,661	1,661	—	289,716	289,716
Property, plant and equipment, net		25,923	29,309	55,232	2,672	895,391	898,063
Goodwill and other intangible assets, net		—	74,633	74,633	—	7,627	7,627
Other assets		—	2,848	2,848	—	28,846	28,846

	~~W~~	510,248	116,396	626,644	582,734	1,544,353	2,127,087

Liabilities
Trade accounts and notes payable and other payables	~~W~~	—	4,624	4,624	—	225,403	225,403
Borrowings		—	54,707	54,707	—	330,059	330,059
Other liabilities		—	6,278	6,278	—	35,520	35,520

	~~W~~	—	65,609	65,609	—	590,982	590,982

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(*1)	During the year ended December 31, 2014, the Company determined to dispose of its equity interests in Nacional Minerios S.A. in exchange for equity interests in the new entity as Nacional Minerios S.A. (which was an available-for-sale investment of the Company) entered into a merger agreement with another entity through share exchange. The merger transaction was approved by the Company’s Board of Directors on December 12, 2014. Accordingly, the Company classified its investment in Nacional Minerios S.A. as assets held for sale. The Company recognized ~~W~~95,737 million of impairment loss on Nacional Minerios S.A for the nine-month period ended September 30, 2015 since the fair value less cost to sell was below carrying amount.
(*2)	The Company determined to make the investment in kind of 1 FINEX facilities according to incorporating joint venture, and has signed in MOA with Mideast Integrated Steel Ltd. in India. The Company has classified the related facilities of ~~W~~25,892 million as assets held for sale.
(*3)	The Company determined to dispose of its shares in PONUTech Co., Ltd., a subsidiary of the Company, agreed to Memorandum of Understanding (MOU) with SUKWON INDUSTRIAL.Co.,LTD on October 8, 2015 and classified the accompanying assets and liabilities as assets and liabilities held for sale. The Company recognized an impairment loss of ~~W~~7,727 million since the fair value less cost to sell was below carrying amount.
(*4)	The controlling company and subsidiaries of the Company (POSCO M-TECH, POSCO COATED & COLOR STEEL Co., Ltd., POSCO CHEMTECH, POSCO ICT and POSCO-VIETNAM Co., Ltd.) determined to dispose of certain tangible assets including land and disused facilities and classified them as assets held for sale.
(*5)	The Company determined to dispose of 52.2% of its shares in SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) to SeAH Besteel Corp. and classified the accompanying investment in the subsidiary as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the asset held for sale was completed during the nine-month period ended September 30, 2015, and the Company recognized ~~W~~161,579 million of gain on disposal of assets held for sale.
(*6)	The Company determined to dispose of the shares in POSFINE Co., Ltd., a subsidiary of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1, and classified the accompanying investment in the subsidiary as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the assets and liabilities held for sale was completed during the nine-month period ended September 30, 2015, and the Company recognized ~~W~~38,843 million of gain on disposal of assets held for sale.
(*7)	Daewoo International Corporation, a subsidiary of the Company, determined to dispose its Daewoo Department Store located in Masan and classified the assets and liabilities of the accompanying department as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the assets held for sale was completed during the nine-month period ended September 30, 2015, and the Company recognized ~~W~~121 million of gain on disposal of assets held for sale.
(*8)	Cash and cash equivalents classified as assets held for sale are included in the beginning and ending balance of cash and cash equivalents in the statement of cash flows for the nine-month period ended September 30, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015						December 31, 2014
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO PLANTEC Co., Ltd. (*1)	133,711,880	73.94	~~W~~	217,282	~~W~~	217,282	—
EQP POSCO Global NO1 Natural Resources PEF	178,565	28.70		178,566		177,370	176,899
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*2,3,5)	7,190,000	19.94		159,978		165,283	—
SNNC	18,130,000	49.00		90,650		118,436	131,671
QSONE Co., Ltd.	200,000	50.00		84,395		83,729	83,849
Incheon-Gimpo Expressway Co., Ltd. (*4)	9,032,539	23.11		45,163		43,009	43,045
UITrans LRT Co., Ltd. (*4)	5,296,953	38.19		26,485		35,716	30,098
BLUE OCEAN Private Equity Fund	333	27.52		33,300		33,311	31,439
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd (*4)	2,008,000	25.10		10,040		14,783	19,801
KoFC POSCO HANWHA KB
Shared Growth NO. 2. Private Equity Fund (*5)	16,850,000	12.50		16,850		16,073	12,268
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	11,000,000	35.13		11,000		9,528	—
KONES, Corp.	3,250,000	41.67		6,893		5,728	5,430
Others (31 companies) (*4)						61,651	33,511

						981,899	568,011

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		205,365	172,805
AES-VCM Mong Duong Power Company Limited	—	30.00		74,161		143,767	93,021
7623704 Canada Inc. (*5)	114,452,000	10.40		124,341		136,702	117,100
KOREA LNG LTD.	2,400	20.00		135,205		90,169	72,089
Nickel Mining Company SAS	3,234,698	49.00		157,585		90,122	107,408
Eureka Moly LLC	—	20.00		240,123		89,588	228,004
AMCI (WA) PTY LTD.	49	49.00		209,664		74,190	88,050
NCR LLC	—	29.41		32,348		36,014	32,598
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		21,372	21,032
PT. Batutua Tembaga Raya	128,285	24.10		14,785		19,705	14,653
PT. Wampu Electric Power (*4)	8,708,400	20.00		10,044		8,426	7,611
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,536	6,969
CAML RESOURCES PTY LTD.	3,239	33.34		40,388		2,105	38,240
Others (22 companies) (*4)						47,394	59,210

						972,455	1,058,790

					~~W~~	1,954,354	1,626,801

(*1)	In September 2015, in order to improve its financial standing and normalize operation, the associate reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control over POSCO PLANTEC Co., Ltd. and classified its shares as investment in associate, which was initially recognized at its fair value based on active market price as of September 30, 2015. The Company recognized ~~W~~71,079 million of gain on disposal of investment in subsidiary.
(*2)	During the nine-month period ended September 30, 2015, the Company disposed of 52.2% of shares in SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.), which resulted in the Company’s loss of control, and the Company classified the remaining investment as investment in an associate, which was initially recognized at its fair value based on the external valuation report.
(*3)	During the nine-month period ended September 30, 2015, POSCO Specialty Steel Co., Ltd. changed its corporate name to SeAH Changwon Integrated Special Steel.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(*4)	Investment in associates is provided as collateral related to associates’ borrowings amounting to ~~W~~104,882 and ~~W~~110,721 as of September 30, 2015 and December 31, 2014, respectively.
(*5)	As of September 30, 2015, it was classified as an associate in spite of less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors.

(b)	Details of investments in joint ventures as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015						December 31, 2014
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	105,549	112,837
POSCO ES MATERIALS	1,000,000	50.00		43,000		38,236	38,021

						143,785	150,858

[Foreign]
Roy Hill Holdings Pty Ltd. (*1)	13,117,972	12.50		1,528,672		1,127,615	1,268,678
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		388,340	357,874
DMSA/AMSA (*2)	—	4.00		193,182		157,330	165,094
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		104,582	98,893
CSP - Compania Siderurgica do Pecem	827,771,230	20.00		469,891		75,496	260,906
KOBRASCO	2,010,719,185	50.00		32,950		69,865	99,787
Others (10 companies)						32,363	31,616

						1,955,591	2,282,848

					~~W~~	2,099,376	2,433,706

(*1)	As of September 30, 2015 and December 31, 2014, the entire investment in the joint venture is provided as collateral in relation to loans from project financing of the joint venture.
(*2)	As of September 30, 2015 and December 31, 2014, the entire investment in the joint venture is provided as collateral in relation to guarantees for the joint venture.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

1)	For the nine-month period ended September 30, 2015

(in millions of Won)
	December 31, 2014 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease) (*1)	September 30, 2015 Book value
Company
[Domestic]
POSCO PLANTEC Co., Ltd.	~~W~~	—	217,282	—	—	—	217,282
EQP POSCO Global NO1 Natural Resources PEF		176,899	—	—	471	—	177,370
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		—	159,978	—	5,312	(7)	165,283
SNNC		131,671	—	—	(13,235)	—	118,436
QSONE Co., Ltd.		83,849	—	—	(120)	—	83,729
Incheon-Gimpo Expressway Co., Ltd.		43,045	—	—	(272)	236	43,009
UITrans LRT Co., Ltd.		30,098	4,506	—	1,170	(58)	35,716
BLUE OCEAN Private Equity Fund		31,439	—	—	3,128	(1,256)	33,311
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		19,801	—	—	(5,018)	—	14,783
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		12,268	3,725	—	80	—	16,073
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		—	11,000	—	(1,543)	71	9,528
KONES, Corp.		5,430	—	—	298	—	5,728
POSCO MITSUBISHI CARBON TECHNOLOGY		112,837	—	—	(7,288)	—	105,549
POSCO ES MATERIALS		38,021	—	—	236	(21)	38,236
Others (31 companies)		33,511	28,873	—	3,078	(3,811)	61,651

		718,869	425,364	—	(13,703)	(4,846)	1,125,684

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		172,805	—	(18,602)	34,054	17,108	205,365
AES-VCM Mong Duong Power Company Limited		93,021	23,146	—	18,526	9,074	143,767
7623704 Canada Inc.		117,100	—	(1,775)	10,843	10,534	136,702
KOREA LNG LTD.		72,089	—	(10,031)	10,126	17,985	90,169
Nickel Mining Company SAS		107,408	—	—	(16,201)	(1,085)	90,122
Eureka Moly LLC		228,004	—	—	(146,076)	7,660	89,588
AMCI (WA) PTY LTD.		88,050	—	—	(7,892)	(5,968)	74,190
NCR LLC		32,598	—	—	(54)	3,470	36,014
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	—	(376)	(649)	1,365	21,372
PT. Batutua Tembaga Raya		14,653	—	—	—	5,052	19,705
PT. Wampu Electric Power		7,611	1,015	—	(811)	611	8,426
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,969	—	—	(55)	622	7,536
CAML RESOURCES PTY LTD.		38,240	—	—	(31,888)	(4,247)	2,105
Roy Hill Holdings Pty Ltd.		1,268,678	—	—	(69,662)	(71,401)	1,127,615
POSCO-NPS Niobium LLC		357,874	—	(13,177)	12,448	31,195	388,340
DMSA/AMSA		165,094	—	—	(20,934)	13,170	157,330
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	—	239	5,450	104,582
CSP - Compania Siderurgica do Pecem		260,906	—	—	(157,815)	(27,595)	75,496
KOBRASCO		99,787	—	(24,380)	22,570	(28,112)	69,865
Others (32 companies)		90,826	1,529	(1,719)	(4,998)	(5,881)	79,757

		3,341,638	25,690	(70,060)	(348,229)	(20,993)	2,928,046

	~~W~~	4,060,507	451,054	(70,060)	(361,932)	(25,839)	4,053,730

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	For the year ended December 31, 2014

(in millions of Won)
	December 31, 2013 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2014 Book value
Company
[Domestic]
POSCO PLANTEC Co., Ltd.	~~W~~	234,203	25,356	—	(210,616)	(48,943)	—
EQP POSCO Global NO1 Natural Resources PEF		177,563	—	—	(664)	—	176,899
SNNC		123,969	—	(5,149)	13,873	(1,022)	131,671
QSONE Co., Ltd.		84,096	—	—	(247)	—	83,849
Incheon-Gimpo Expressway Co., Ltd.		37,759	8,331	—	(340)	(2,705)	43,045
UITrans LRT Co., Ltd.		19,185	2,330	—	8,583	—	30,098
BLUE OCEAN Private Equity Fund		29,391	—	—	2,193	(145)	31,439
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		23,733	—	—	(3,714)	(218)	19,801
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,685	6,113	—	(530)	—	12,268
KONES, Corp.		5,784	—	—	(378)	24	5,430
POSCO MITSUBISHI CARBON TECHNOLOGY		115,708	—	—	(2,835)	(36)	112,837
POSCO ES MATERIALS		40,386	—	—	(2,229)	(136)	38,021
Others (32 companies)		57,757	12,875	—	(24,638)	(12,483)	33,511

		956,219	55,005	(5,149)	(221,542)	(65,664)	718,869

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		140,202	—	—	25,638	6,965	172,805
AES-VCM Mong Duong Power Company Limited		81,436	—	—	(3,845)	15,430	93,021
7623704 Canada Inc.		119,516	—	(5,505)	(1,678)	4,767	117,100
KOREA LNG LTD.		64,453	—	(18,668)	18,613	7,691	72,089
Nickel Mining Company SAS		135,178	—	—	(17,391)	(10,379)	107,408
Eureka Moly LLC		217,513	—	—	(37)	10,528	228,004
AMCI (WA) PTY LTD.		98,467	—	—	(6,477)	(3,940)	88,050
NCR LLC		30,496	—	—	(3,984)	6,086	32,598
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		20,600	—	(352)	378	406	21,032
PT. Batutua Tembaga Raya		—	14,785	—	—	(132)	14,653
PT. Wampu Electric Power		7,237	—	—	134	240	7,611
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,083	—	—	679	207	6,969
CAML RESOURCES PTY LTD.		43,820	—	—	(2,191)	(3,389)	38,240
Roy Hill Holdings Pty Ltd.		825,901	530,492	—	(14,783)	(72,932)	1,268,678
POSCO-NPS Niobium LLC		343,590	—	(16,414)	16,370	14,328	357,874
DMSA/AMSA		180,355	—	—	(21,793)	6,532	165,094
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		96,309	—	—	943	1,641	98,893
CSP - Compania Siderurgica do Pecem		263,419	75,966	—	(57,127)	(21,352)	260,906
KOBRASCO		95,233	—	(18,429)	30,356	(7,373)	99,787
Others (35 companies)		82,666	50,605	(2,708)	(42,156)	2,419	90,826

		2,852,474	671,848	(62,076)	(78,351)	(42,257)	3,341,638

	~~W~~	3,808,693	726,853	(67,225)	(299,893)	(107,921)	4,060,507

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 is as follows:

1)	September 30, 2015

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO PLANTEC Co., Ltd.	~~W~~	624,981	688,877	(63,896)	365,124	(278,992)
EQP POSCO Global NO1 Natural Resources PEF		618,718	1,023	617,695	—	1,627
SeAH Changw on Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,255,828	533,254	722,574	700,209	18,056
SNNC		800,972	543,364	257,608	400,997	(40,743)
QSONE Co., Ltd.		249,910	82,452	167,458	9,862	(240)
Incheon-Gimpo Expressway Co., Ltd.		586,108	402,037	184,071	—	(1,098)
UITrans LRT Co., Ltd.		247,925	185,233	62,692	—	(626)
BLUE OCEAN Private Equity Fund		380,291	259,250	121,041	457,757	11,368
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		220,614	193,360	27,254	7,716	(19,992)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		129,104	520	128,584	2,943	639
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		59,405	27,015	32,390	—	(4,657)
KONES, Corp.		3,148	1,831	1,317	3,148	716
POSCO MITSUBISHI CARBON TECHNOLOGY		482,630	307,664	174,966	—	(12,146)
POSCO ES MATERIALS		79,657	34,741	44,916	21,321	472
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,183,707	1,360,213	823,494	391,527	139,146
7623704 Canada Inc.		1,326,599	2	1,326,597	75,508	117,704
KOREA LNG LTD.		427,553	28	427,525	52,069	50,630
Nickel Mining Company SAS		451,367	213,269	238,098	104,909	(26,081)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		128,039	59,682	68,357	90,858	(2,379)
PT. Batutua Tembaga Raya		271,980	236,214	35,766	—	—
PT. Wampu Electric Power		196,772	157,698	39,074	13,531	(4,056)
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		63,348	34,550	28,798	47,866	(340)
CAML RESOURCES PTY LTD.		136,340	33,822	102,518	121,743	(9,972)
Roy Hill Holdings Pty Ltd.		8,894,618	6,296,920	2,597,698	—	(557,293)
POSCO-NPS Niobium LLC		776,476	—	776,476	—	24,896
DMSA/AMSA		9,597,234	6,785,805	2,811,429	584,758	(442,165)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		678,467	287,754	390,713	733,546	952
CSP - Compania Siderurgica do Pecem		3,796,205	3,291,133	505,072	—	(767,674)
KOBRASCO		182,467	42,737	139,730	68,301	45,140

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	December 31, 2014

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	621,960	1,044	620,916	—	(576)
SNNC		826,597	528,246	298,351	345,836	41,117
QSONE Co., Ltd.		247,590	79,891	167,699	13,674	(603)
Incheon-Gimpo Expressway Co., Ltd.		337,639	172,464	165,175	—	(1,148)
UITrans LRT Co., Ltd.		169,574	117,996	51,578	—	(887)
BLUE OCEAN Private Equity Fund		361,810	247,573	114,237	574,476	8,489
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		256,207	208,960	47,247	5,240	(14,798)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		100,063	1,917	98,146	1,932	(4,238)
KONES, Corp.		3,756	3,155	601	7,269	(907)
POSCO MITSUBISHI CARBON TECHNOLOGY		405,387	218,275	187,112	—	(4,725)
POSCO ES MATERIALS		64,088	19,602	44,486	13,403	(4,459)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,997,068	1,306,957	690,111	353,439	102,385
7623704 Canada Inc.		1,138,126	4	1,138,122	—	(612)
KOREA LNG LTD.		393,581	45	393,536	94,936	93,067
Nickel Mining Company SAS		410,230	140,860	269,370	133,975	(24,800)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		148,077	80,538	67,539	186,733	1,112
PT. Batutua Tembaga Raya		100,142	151,591	(51,449)	1,309	(2,110)
PT. Wampu Electric Power		172,950	138,012	34,938	43,184	670
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		66,097	38,572	27,525	80,059	2,636
CAML RESOURCES PTY LTD.		159,281	38,591	120,690	172,093	(6,570)
Roy Hill Holdings Pty Ltd.		6,809,416	3,431,438	3,377,978	—	(118,264)
POSCO-NPS Niobium LLC		715,546	—	715,546	—	32,741
DMSA/AMSA		8,938,860	5,918,665	3,020,195	695,505	(544,837)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		816,813	448,854	367,959	1,290,490	3,771
CSP - Compania Siderurgica do Pecem		3,060,008	1,467,004	1,593,004	—	(90,649)
KOBRASCO		234,595	35,021	199,574	99,677	60,712

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of September 30, 2015 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Actos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
Intergra Coal J/V	Mine development	2.35	Australia
RUM J/V	Mine development	10.00	Australia
Camberwell Coal J/V	Mine development	8.39	Australia

11. Investment Property, Net

Changes in the carrying value of investment property for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

(a)	For the nine-month period ended September 30, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	~~W~~	415,512	2,665	5,964	(433)	(12)	(76,469)	347,227
Buildings		591,647	53,239	26,750	(909)	(19,285)	74,773	726,215
Structures		2,060	—	—	—	(189)	234	2,105
Construction-in-progress		46,373	8,361	—	—	—	(15,294)	39,440

	~~W~~	1,055,592	64,265	32,714	(1,342)	(19,486)	(16,756)	1,114,987

(*1)	Impairment losses of investment property amounting to ~~W~~12 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	~~W~~	161,502	97,883	13	(20,500)	—	176,614	415,512
Buildings		239,193	195,722	208	(19,212)	(12,858)	188,594	591,647
Structures		3,599	—	—	—	(413)	(1,126)	2,060
Construction-in-progress		20,935	112,998	—	—	—	(87,560)	46,373

	~~W~~	425,229	406,603	221	(39,712)	(13,271)	276,522	1,055,592

(*1)	Impairment losses of investment property amounting to ~~W~~23 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

(a)	For the nine-month period ended September 30, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	~~W~~	2,801,288	42,673	12,520	(30,034)	(1,517)	(184,838)	2,640,092
Buildings		5,359,324	34,862	56,156	(18,249)	(257,124)	51,977	5,226,946
Structures		3,030,163	28,143	—	(2,912)	(160,259)	72,569	2,967,704
Machinery and equipment		21,199,885	99,413	301	(56,408)	(1,682,113)	1,773,854	21,334,932
Vehicles		56,695	9,112	—	(1,303)	(13,805)	3,132	53,831
Tools		64,069	13,507	1,714	(605)	(22,217)	12,377	68,845
Furniture and fixtures		143,782	29,029	1,497	(1,193)	(45,468)	15,967	143,614
Finance lease assets		80,081	62	157	(72)	(6,029)	20,715	94,914
Construction-in-progress		2,505,908	1,707,208	—	(3,771)	(15,650)	(1,999,028)	2,194,667

	~~W~~	35,241,195	1,964,009	72,345	(114,547)	(2,204,182)	(233,275)	34,725,545

(*1)	Impairment losses of property, plant and equipment amounting to ~~W~~128,200 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	~~W~~	2,708,010	92,645	146,755	(10,410)	(1,839)	(133,873)	2,801,288
Buildings		4,888,835	97,701	72,483	(18,968)	(372,445)	691,718	5,359,324
Structures		2,784,587	42,341	15,525	(3,517)	(223,487)	414,714	3,030,163
Machinery and equipment		19,442,836	372,448	26,998	(45,777)	(2,194,014)	3,597,394	21,199,885
Vehicles		51,033	17,665	614	(2,136)	(20,166)	9,685	56,695
Tools		62,853	29,351	4,210	(578)	(33,480)	1,713	64,069
Furniture and fixtures		173,152	41,113	1,599	(2,291)	(70,938)	1,147	143,782
Finance lease assets		100,524	2,710	—	(31)	(29,825)	6,703	80,081
Construction-in-progress		5,548,289	2,804,568	19,156	(14,088)	—	(5,852,017)	2,505,908

	~~W~~	35,760,119	3,500,542	287,340	(97,796)	(2,946,194)	(1,262,816)	35,241,195

(*1)	Impairment losses of property, plant and equipment amounting to ~~W~~64,833 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying value of goodwill and other intangible assets for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

(a)	For the nine-month period ended September 30, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others (*2)	Ending
Goodwill	~~W~~	1,795,144	—	—	—	(99,052)	(231,716)	1,464,376
Intellectual property rights		2,762,679	106,194	—	(138,908)	(3,819)	(6,945)	2,719,201
Premium in rental (*1)		130,942	10,968	(8,222)	(129)	(2,167)	(3,656)	127,736
Development expense		168,746	5,132	(1,084)	(41,871)	(3,034)	12,531	140,420
Port facilities usage rights		156,444	—	—	(8,017)	—	110,347	258,774
Exploratation and evaluation assets		92,459	58,599	—	—	—	(2,763)	148,295
Customer relationships		641,625	—	—	(39,215)	(5,384)	(1,379)	595,647
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		597,545	70,972	(19,554)	(55,287)	(618)	(90,319)	502,739

	~~W~~	6,884,989	251,865	(28,860)	(283,427)	(114,074)	(213,900)	6,496,593

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes translation adjustment and reclassifications.

(b)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	~~W~~	1,615,938	—	187,285	—	—	(11,297)	3,218	1,795,144
Intellectual property rights		1,474,859	199,850	32	(218)	(143,548)	(27,720)	1,259,424	2,762,679
Premium in rental (*2)		131,267	8,775	1,661	(4,484)	(265)	(2,609)	(3,403)	130,942
Development expense		61,102	18,032	2,659	(3,484)	(56,453)	(9,366)	156,256	168,746
Port facilities usage rights		167,111	433	—	—	(12,462)	—	1,362	156,444
Exploratation and evaluation assets		359,748	32,191	—	—	—	(718)	(298,762)	92,459
Mining development assets		968,191	1,484	—	—	—	—	(969,675)	—
Customer relationships		692,880	—	—	—	(53,969)	—	2,714	641,625
Power generation permit (*4)		—	—	539,405	—	—	—	—	539,405
Other intangible assets (*5)		458,744	262,076	88,808	(665)	(77,243)	(717)	(133,458)	597,545

	~~W~~	5,929,840	522,841	819,850	(8,851)	(343,940)	(52,427)	17,676	6,884,989

(*1)	During the year ended December 31, 2014, goodwill arising from business combination amounting to ~~W~~180,418 million were included in relation to the acquisition of POSCO PLANTEC Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.
(*4)	POSCO ENERGY CO., LTD. recognized power generation permit amounting to ~~W~~539,405 million in relation to operation permit for electricity business when acquiring POSPOWER CO., Ltd.
(*5)	During the year ended December 31, 2014, POSCO ENGINEERING & CONSTRUCTION., LTD. recognized other intangible assets and other provisions amounting to ~~W~~169,000 million in relation to project financing agreements on the Urban Development Project in Gaepo-dong, Seoul.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

14. Other Assets

Other current assets and other long-term assets as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)
	September 30, 2015		December 31, 2014
Current
Advance payments	~~W~~	794,211	845,114
Prepaid expenses		155,443	129,914
Others		4,578	1,397

	~~W~~	954,232	976,425

Non-current
Long-term advance payments	~~W~~	3,444	3,454
Long-term prepaid expenses		408,712	243,933
Others (*1)		291,513	260,162

	~~W~~	703,669	507,549

(*1)	As of September 30, 2015 and December 31, 2014, the Company recognized tax assets amounting to ~~W~~192,475 million and ~~W~~143,157 million, respectively, in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 based on the Company’s best estimate of the tax amounts to be paid when the results of the Company’s request for appeal and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)
	Bank	Interest (%)	September 30, 2015		December 31, 2014
Short-term borrowings
Bank overdrafts	Bank of America and others	0.3~5.0	~~W~~	131,638	105,673
Short-term borrowings	HSBC and others	0.1~11.2		9,098,925	9,138,804

				9,230,563	9,244,477

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.5~8.5		1,413,139	1,159,090
Current portion of foreign loan (*1)	NATIXIS	2.0		421	418
Current portion of debentures	KDB Bank and others	1.3~5.9		3,074,895	1,793,252
Less: Current portion of discount on debentures issued				(1,132)	(1,753)

				4,487,323	2,951,007

			~~W~~	13,717,886	12,195,484

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)
	Bank	Interest (%)	September 30, 2015		December 31, 2014
Long-term borrowings	Export-Import Bank of Korea and others	0.4~9.8	~~W~~	7,344,988	7,359,773
Less : Present value discount				(93,400)	(109,949)
Foreign loan (*1)	NATIXIS	2.0		210	627
Bonds	KDB Bank and others	0.9~6.3		6,383,848	8,009,547
Less: Discount on debentures issued				(22,645)	(27,225)

			~~W~~	13,613,001	15,232,773

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(c)	Property, plant and equipment, trade accounts and notes receivable, financial assets, available-for-sale financial assets, inventories and other assets amounting to ~~W~~6,410,919 million, ~~W~~20,447 million (ninety eight sheets of note receivable), ~~W~~75,796 million, ~~W~~4,928 million, ~~W~~339,527 million and ~~W~~162,811 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

16. Other Payables

Other payables as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)
	September 30, 2015		December 31, 2014
Current
Accounts payable	~~W~~	936,225	1,082,676
Accrued expenses		703,578	740,250
Dividend payable		7,544	12,077
Finance lease liabilities		20,441	21,888
Withholdings		387,879	337,822

	~~W~~	2,055,667	2,194,713

Non-current
Accounts payable	~~W~~	20,257	81,344
Accrued expenses		27,287	25,886
Finance lease liabilities		22,220	24,815
Long-term withholdings		27,810	37,941

	~~W~~	97,574	169,986

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)
	September 30, 2015		December 31, 2014
Current
Derivatives liabilities (*1)	~~W~~	189,725	84,146
Financial guarantee liabilities		54,915	27,491

	~~W~~	244,640	111,637

Non-current
Derivatives liabilities	~~W~~	39,161	64,926
Financial guarantee liabilities		19,675	26,169

	~~W~~	58,836	91,095

(*1)	The Company assessed the values of call option of SeAH Besteel Corp. in relation to the residual equity held by the Company upon the disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.). Accordingly, the Company has recognized derivatives liabilities amounting to ~~W~~15,616 million as of September 30, 2015.

18. Provisions

(a)	Provisions as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	35,176	—	49,505	—
Provision for construction warranties		13,699	64,721	16,352	63,996
Provision for legal contingencies and claims (*1)		—	38,600	—	50,424
Provision for restoration (*2)		16,754	28,907	39,336	35,462
Others (*3,4)		24,007	80,949	44,837	73,357

	~~W~~	89,636	213,177	150,030	223,239

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~31,894 million and ~~W~~44,309 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of September 30, 2015 and December 31, 2014, respectively.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.62% to assess present value of these costs.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(*3)	As of September 30, 2015 and December 31, 2014, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~45,967 million and ~~W~~31,577 million of provisions for warranties, respectively, for the service contract on fuel cell cased on its estimate of probable outflow of resources.
(*4)	As of September 30, 2015 and December 31, 2014, the amount includes a provision of ~~W~~23,600 million for expected outflow of resources in connection with the the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION., Ltd.

(b)	Changes in provisions for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

1)	For the nine-month period ended September 30, 2015

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	~~W~~	49,505	38,696	(49,345)	(1,410)	(2,270)	35,176
Provision for construction warranties		80,348	25,147	(15,521)	(4,359)	(7,195)	78,420
Provision for legal contingencies and claims		50,424	1,758	(2,467)	(4,058)	(7,057)	38,600
Provision for restoration		74,798	2,142	(31,667)	—	388	45,661
Others		118,194	40,278	(35,012)	(6,972)	(11,532)	104,956

	~~W~~	373,269	108,021	(134,012)	(16,799)	(27,666)	302,813

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	~~W~~	52,377	45,071	(46,761)	(1,646)	464	49,505
Provision for construction warranties		55,696	34,410	(15,719)	(4,677)	10,638	80,348
Provision for legal contingencies and claims		30,330	15,289	—	(7,716)	12,521	50,424
Provision for restoration		4,385	89,565	(19,328)	—	176	74,798
Others		110,813	282,406	(258,571)	(19,523)	3,069	118,194

	~~W~~	253,601	466,741	(340,379)	(33,562)	26,868	373,269

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	5,983	5,872	19,009	17,425

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b)	Defined benefit plan

1)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Present value of funded obligations	~~W~~	1,779,843	1,713,074
Fair value of plan assets		(1,406,617)	(1,427,918)
Present value of non-funded obligations		9,152	5,169

Net defined benefit liabilities	~~W~~	382,378	290,325

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Defined benefit obligation at the beginning of period	~~W~~	1,718,243	1,520,643
Current service costs		183,179	230,445
Interest costs		35,618	54,737
Remeasurement		49,564	85,166
Business combinations		—	48,695
Benefits paid		(131,489)	(160,792)
Others		(66,120)	(60,651)

Defined benefit obligation at the end of period	~~W~~	1,788,995	1,718,243

3)	Changes in fair value of plan assets for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Fair value of plan assets at the beginning of period	~~W~~	1,427,918	1,247,483
Interest on plan assets		30,752	47,296
Remeasurement of plan assets		(5,836)	(11,236)
Contributions to plan assets		100,422	273,867
Business combinations		—	30,863
Benefits paid		(106,466)	(109,352)
Others		(40,173)	(51,003)

Fair value of plan assets at the end of period	~~W~~	1,406,617	1,427,918

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Current service costs	~~W~~	58,700	56,072	183,179	170,010
Net interest costs		1,733	2,070	4,866	5,953

	~~W~~	60,433	58,142	188,045	175,963

20. Other Liabilities

Other liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Current
Due to customers for contract work	~~W~~	948,684	1,041,946
Advances received		954,523	763,168
Unearned revenue		14,556	21,627
Withholdings		218,566	167,002
Others (*1)		187,203	236,021

	~~W~~	2,323,532	2,229,764

Non-current
Advances received	~~W~~	—	108,496
Unearned revenue		17,690	1,170
Others (*1)		54,519	45,987

	~~W~~	72,209	155,653

(*1)	Includes other current liabilities amounting to ~~W~~167,185 million, ~~W~~214,731 million and other long-term liabilities amounting to ~~W~~8,893 million and ~~W~~8,819 million as of September 30, 2015 and December 31, 2014, respectively, due to proportionate consolidation of joint operations which are owned by POSCO’s subsidiaries including MT. Thorley.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Financial assets at fair value through profit or loss Derivatives assets held for trading	~~W~~	169,280	96,266
Available-for-sale financial assets		2,028,766	2,420,241
Held-to-maturity investments		23,452	17,093
Loans and receivables		21,487,048	19,501,763

	~~W~~	23,708,546	22,035,363

2)	Financial liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Financial liabilities at fair value through profit or loss Derivatives liabilities held for trading	~~W~~	228,886	149,072

Financial liabilities measured at amortized cost
Trade accounts payable		3,238,481	4,039,255
Borrowings		27,330,887	27,428,257
Financial guarantee liabilities		74,590	53,660
Others		2,086,552	2,101,354

		32,730,510	33,622,526

	~~W~~	32,959,396	33,771,598

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2015 and 2014 were as follows:

•	September 30, 2015

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	111,468	—	254,594	—	—	366,062	—
Available-for-sale financial assets		1,902	—	—	80,868	(93,874)	48,782	37,678	(195,970)
Held-to-maturity investments		347	—	—	—	—	(698)	(351)	—
Loans and receivables		158,697	—	432,904	(11,720)	—	(156)	579,725	—
Financial liabilities at fair value through profit or loss		—	(128,580)	—	(218,009)	—	—	(346,589)	—
Financial liabilities at amortized cost		(629,007)	—	(899,339)	—	—	(105,197)	(1,633,543)	—

	~~W~~	(468,061)	(17,112)	(466,435)	105,733	(93,874)	(57,269)	(997,018)	(195,970)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

•	September 30, 2014

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	90,336	—	143,594	—	—	233,930	—
Available-for-sale financial assets		254	—	—	200,112	(195,956)	41,290	45,700	(362,359)
Held-to-maturity investments		27	—	—	—	—	56	83	—
Loans and receivables		165,052	—	16,011	(15,743)	—	491	165,811	—
Financial liabilities at fair value through profit or loss		—	(94,825)	—	(158,394)	—	—	(253,219)	—
Financial liabilities at amortized cost		(610,863)	—	96,131	(38,597)	—	(12,238)	(565,567)	—

	~~W~~	(445,530)	(4,489)	112,142	130,972	(195,956)	29,599	(373,262)	(362,359)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2015 and 2014 were as follows:

•	September 30, 2015

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	38,618	—	111,618	—	—	150,236	—
Available-for-sale financial assets		453	—	—	23,108	(30,434)	1,775	(5,098)	(169,320)
Held-to-maturity investments		131	—	—	—	—	(716)	(585)	—
Loans and receivables		54,708	—	334,168	(3,543)	—	(72)	385,261	—
Financial liabilities at fair value through profit or loss		—	(65,660)	—	(109,569)	—	—	(175,229)	—
Financial liabilities at amortized cost		(204,606)	—	(713,903)	—	—	(51,629)	(970,138)	—

	~~W~~	(149,314)	(27,042)	(379,735)	21,614	(30,434)	(50,642)	(615,553)	(169,320)

•	September 30, 2014

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	(40,094)	—	5,819	—	—	(34,275)	—
Available-for-sale financial assets		211	—	—	80,920	(182,072)	3,628	(97,313)	(67,970)
Held-to-maturity investments		6	—	—	—	—	19	25	—
Loans and receivables		50,878	—	211,096	(5,500)	—	557	257,031	—
Financial liabilities at fair value through profit or loss		—	14,929	—	(26,638)	—	—	(11,709)	—
Financial liabilities at amortized cost		(204,724)	—	(283,114)	(20,966)	—	(2,633)	(511,437)	—

	~~W~~	(153,629)	(25,165)	(72,018)	33,635	(182,072)	1,571	(397,678)	(67,970)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015			December 31, 2014
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets (*1)	~~W~~	1,678,026	1,678,026	1,963,289	1,963,289
Derivatives assets held for trading (*2)		169,280	169,280	96,266	96,266

		1,847,306	1,847,306	2,059,555	2,059,555

Assets measured at amortized cost (*3)
Cash and cash equivalents		5,242,357	5,242,357	3,811,202	3,811,202
Trade accounts and notes receivable, net		10,311,370	10,311,370	11,865,391	11,865,391
Loans and other receivables, net		5,933,321	5,933,321	3,825,170	3,825,170
Held-to-maturity investments		23,452	23,452	17,093	17,093

		21,510,500	21,510,500	19,518,856	19,518,856

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		228,886	228,886	149,072	149,072
Liabilities measured at amortized cost (*3)
Trade accounts and notes payable		3,238,481	3,238,481	4,039,255	4,039,255
Borrowings		27,330,887	28,223,478	27,428,257	27,756,615
Financial guarantee liabilities		74,590	74,590	53,660	53,660
Others		2,086,552	2,086,552	2,101,354	2,101,354

	~~W~~	32,730,510	33,623,101	33,622,526	33,950,884

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of September 30, 2015 and December 31, 2014 are as follows:

•	September 30, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,484,969	—	193,057	1,678,026
Derivatives assets held for trading		—	119,788	49,492	169,280

	~~W~~	1,484,969	119,788	242,549	1,847,306

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	213,270	15,616	228,886

•	December 31, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,808,384	—	154,905	1,963,289
Derivatives assets held for trading		—	96,266	—	96,266

	~~W~~	1,808,384	96,266	154,905	2,059,555

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	149,072	—	149,072

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2015 and December 31, 2014 are as follows:

(Share, in Won)	September 30, 2015		December 31, 2014
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2015, total shares of ADRs of 53,990,108 are equivalent to 13,497,527 of common stock.
(*2)	As of September 30, 2015, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,802	783,791
Other capital surplus (deficits)		144,703	(163,898)

	~~W~~	1,392,330	1,083,718

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

23. Hybrid Bonds

(a) Hybrid bonds classified as equity as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	September 30, 2015		December 31, 2014
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1) Details of hybrid bonds as of September 30, 2015 is as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	Reset every 5 years as follows:	Reset every 10 years as follows:
Interest rate	• After 5 years: return on government bond (5 years) + 1.3%	• After 10 years: return on government bond (10 years) + 1.4%
	• After 10 years: additionally +0.25% according to Step-up clauses	• After 10 years: additionally +0.25% according to Step-up clauses
	• After 25 years: additionally +0.75%	• After 30 years: additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of September 30, 2015 amounts to ~~W~~2,156 million.

(b) POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds during the year ended December 31, 2014, the entire amount of which is classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	September 30, 2015		December 31, 2014
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(*1) Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of September 30, 2015 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-08-29: 4.66%	Issue date ~ 2018-08-29: 4.72%	Issue date ~ 2018-08-29: 5.21%
	Reset every 5 years as follows:	Reset every 5 years as follows:	Reset every 5 years as follows:
	• After 5 years: return on government bond (5 years) + 1.39%	• After 5 years: return on government bond (5 years) + 1.45%	• After 5 years: return on government bond (5 years) + 1.55%
	• After 10 years: additionally +0.25% according to Step-up clauses	• After 10 years: additionally +0.25% according to Step-up clauses	• After 10 years: additionally +0.25% according to Step-up clauses
	• After 30 years: additionally +0.75%	• After 30 years: additionally +0.75%	• After 30 years: additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of September 30, 2015 amounts to ~~W~~2,059 million.

24. Reserves

Reserves as of September 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	September 30, 2015		December 31, 2014
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(389,913)	(344,942)
Changes in the unrealized fair value of available-for-sale investments		(49,164)	144,783
Foreign currency translation differences		(85,466)	(187,740)
Others		(18,992)	(20,874)

	~~W~~	(543,535)	(408,773)

25. Treasury Shares

As of September 30, 2015, the Company holds 7,193,167 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

26. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Wages and salaries	~~W~~	208,589	195,904	617,202	572,349
Expenses related to post-employment benefits		20,766	16,176	64,850	49,858
Other employee benefits		44,492	47,594	155,070	129,559
Travel		11,927	12,563	35,912	36,218
Depreciation		25,316	26,676	82,270	79,922
Amortization		41,556	23,733	124,266	121,813
Communication		2,358	3,200	9,313	10,086
Electric power		1,765	2,925	7,403	9,440
Taxes and public dues		10,250	11,909	52,684	40,368
Rental		24,794	35,237	93,875	105,240
Repairs		2,293	3,333	8,942	9,408
Entertainment		3,725	4,467	11,714	12,552
Advertising		20,177	21,408	65,567	72,704
Research & development		32,906	36,500	88,536	108,205
Service fees		32,013	48,824	156,500	148,282
Supplies		1,816	3,487	7,935	8,371
Vehicles maintenance		2,031	2,978	8,234	9,012
Industry association fee		2,152	1,760	10,439	9,810
Conference		3,414	4,438	12,200	12,659
Contribution to provisions		3,318	3,197	9,745	12,363
Bad debt allowance		40,372	32,115	74,817	51,624
Others		5,026	12,761	25,372	28,949

	~~W~~	541,056	551,185	1,722,846	1,638,792

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Freight and custody expenses	~~W~~	362,199	391,497	1,166,832	1,137,464
Operating expenses for distribution center		2,594	2,516	8,295	7,819
Sales commissions		15,829	7,802	47,717	43,882
Sales advertising		417	564	1,539	1,462
Sales promotion		5,740	7,998	16,147	18,731
Sample		707	1,004	2,027	2,568
Sales insurance premium		7,097	9,635	22,873	29,315
Contract cost		7,012	6,457	21,874	24,021
Others		3,674	1,647	8,970	6,426

	~~W~~	405,269	429,120	1,296,274	1,271,688

27. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Finance income
Interest income	~~W~~	55,292	51,094	160,946	165,332
Dividend income		1,775	3,628	48,782	41,290
Gain on foreign currency transactions		350,549	214,729	755,144	697,992
Gain on foreign currency translations		339,103	(35,758)	578,411	336,627
Gain on derivatives transactions		112,768	67,707	258,456	212,373
Gain on valuations of derivatives		41,236	(21,149)	129,080	86,935
Gain on disposals of available-for-sale investment		23,132	81,031	81,180	200,433
Others		2,860	3,169	11,458	9,775

	~~W~~	926,715	364,451	2,023,457	1,750,757

Finance costs
Interest expenses	~~W~~	204,606	204,723	629,007	610,862
Loss on foreign currency transactions		397,872	211,665	819,932	642,117
Loss on foreign currency translations		671,515	39,324	980,058	280,360
Loss on derivatives transactions		110,728	88,526	221,882	227,215
Loss on valuation of derivatives		68,278	5,558	146,192	95,764
Impairment loss on available-for-sale investment		30,434	182,072	93,874	195,956
Others		58,835	30,261	129,530	71,745

	~~W~~	1,542,268	762,129	3,020,475	2,124,019

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	7,829	—	227,009	—
Gain on disposals of investment in subsidiaries, associates and joint ventures		72,678	236	79,114	8,214
Gain on disposals of property, plant and equipment		4,493	1,070	19,312	4,998
Gain on disposals of intangible assets		204	292	669	547
Outsourcing income		66	5,223	653	16,426
Gain on disposals of wastes		192	1,100	361	19,542
Gain from claim compensation		14,573	4,776	22,793	12,888
Penalty income from early termination of contracts		1,617	1,251	3,045	9,017
Premium income		2,138	825	8,887	1,284
Others		24,855	11,111	79,173	47,510

	~~W~~	128,645	25,884	441,016	120,426

Other non-operating expenses
Impairment losses on assets held for sale	~~W~~	108,827	14,917	132,244	14,917
Loss on disposals of investment in subsidiaries, associates and joint ventures		338	—	11,887	—
Loss on disposals of property, plant and equipment		12,655	7,211	70,918	26,911
Impairment losses on property, plant and equipment		56,292	29,167	128,200	34,032
Loss on disposals of intangible assets		449	99	4,334	408
Impairment losses on intangible assets		73,141	2,671	114,074	30,753
Other bad debt expenses		50,452	14,550	133,492	95,488
Donations		11,729	7,424	36,659	41,498
Idle tangible assets expenses		2,967	5,558	10,448	7,330
Contribution to provisions		(2,954)	23,576	3,645	135,241
Others (*1,2)		303,893	29,157	373,714	324,705

	~~W~~	617,789	134,330	1,019,615	711,283

(*1)	The Company recorded litigation expense of ~~W~~299,037 million in connection with its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents during the three-month and nine-month periods ended September 30, 2015. (Note 33)
(*2)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ~~W~~179,403 million, primarily related to VAT, in the nine-month period ended September 30, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Changes in inventories including raw materials and consumables used	~~W~~	3,340,987	2,815,002	6,917,300	8,011,138
Cost of merchandises sold		5,936,311	7,694,213	19,506,704	22,748,297
Wages and salaries including expenses related to post-employment benefits		833,524	808,907	2,461,846	2,367,768
Outsourced processing cost		1,890,432	2,126,812	6,302,987	6,901,443
Electricity expenses		276,209	321,501	928,198	1,029,431
Depreciation expenses (*1)		698,611	746,454	2,095,456	2,134,605
Amortization expenses		96,930	88,270	283,427	247,519
Freight and custody expenses		362,199	391,497	1,166,832	1,137,464
Sales commissions		15,829	7,802	47,717	43,882
Loss on disposals of property, plant and equipment		12,655	7,211	70,918	26,911
Impairment losses on property, plant and equipment		56,292	29,167	128,200	34,032
Impairment losses on intangible assets		73,141	2,671	114,074	30,753
Donations		11,729	7,424	36,659	41,498
Other expenses		357,020	478,541	3,176,195	1,921,010

	~~W~~	13,961,869	15,525,472	43,236,513	46,675,751

(*1)	Includes depreciation expense of investment property.

30. Income Taxes

The effective tax rate of the Company for the nine-month periods ended September 30, 2015 and 2014 was 255.9% and 41.9%, respectively.

The effective tax rate for the nine-month period ended September 30, 2015 was higher than the statutory tax rate of 24% for the controlling company mainly due to the followings: 1) increase in deferred tax liabilities related to the controlling company’s investment in POSCO ENGINEERING & CONSTRUCTION., LTD. as a result of changes in management’s expectations on repatriation of the investment and 2) the effect of deductible temporary difference in the Company’s investments in subsidiaries and associates, for which no deferred tax assets are recognized due to the expectations on repatriation of the investments.

Effective tax rate for the nine-month period ended September 30, 2014 is higher than the statutory tax rate of 24% for the controlling company due to the followings: 1) effect of additional income tax payment due to tax investigation and 2) non-deductible expense primarily related to additional VAT payment (Note 28) and the effect of deductible temporary difference in the Company’s investments in subsidiaries and associates, for which no deferred tax assets are recognized due to the expectations on repatriation of the investments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

31. Earnings per Share

Basic and diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

(in Won except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Profit attributable to controlling interest	~~W~~	(541,627,096,067)	237,817,137,569	(4,863,510,568)	818,828,287,027
Interests of hybrid bonds		(8,347,872,419)	(8,347,872,419)	(24,699,275,257)	(24,699,275,257)

		(549,974,968,486)	229,469,265,150	(29,562,785,825)	794,129,011,770
Weighted-average number of common shares outstanding (*1)		79,993,620	79,784,263	79,993,350	79,784,063

Basic and diluted earnings (loss) per share	~~W~~	(6,875)	2,876	(370)	9,953

(*1) The weighted-average number of common shares used to calculate basic and diluted earnings (loss) per share are as follows:

(Share)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2015		2014	2015	2014
Total number of common shares issued	~~W~~	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares		(7,193,215)	(7,402,572)	(7,193,485)	(7,402,772)

Weighted-average number of common shares outstanding	~~W~~	79,993,620	79,784,263	79,993,350	79,784,063

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2015 and 2014, diluted earnings (loss) per share is equal to basic earnings (loss) per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the nine-month periods ended September 30, 2015 and 2014 were as follows:

1)	For the nine-month period ended September 30, 2015

(in millions of Won)	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	3,127	114	19	358,910	1,822	29,398
POSCO Processing & Service		839,457	—	338,817	—	—	1,829
POSCO COATED & COLOR STEEL Co., Ltd.		298,089	—	—	—	7,510	56
POSCO ICT (*4)		893	5	—	180,537	22,249	131,964
eNtoB Corporation		—	—	203,061	5,118	94	15,004
POSCO CHEMTECH		340,549	24,756	387,038	6,893	225,706	1,180
POSCO ENERGY CO., LTD.		140,252	999	—	—	—	13
POSCO TMC Co., Ltd.		202,421	—	—	—	1,058	1,017
POSCO AST		283,513	3	4,115	—	29,363	412
POSHIMETAL Co., Ltd.		9,071	118	114,935	—	—	33
Daewoo International Corporation		2,652,467	34,341	37,732	—	—	865
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*5)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd. (*5)		4,280	33	2,544	116,912	15,135	13,649
POSCO Thainox Public Company Limited		203,411	10	3,833	—	—	28
PT. KRAKATAU POSCO		—	—	115,557	—	—	—
POSCO America Corporation		496,793	7	—	—	—	139
POSCO Canada Ltd.		—	—	95,936	—	—	—
POSCO Asia Co., Ltd.		1,365,277	873	202,537	—	182	1,120
Qingdao Pohang Stainless Steel Co., Ltd.		97,498	—	—	—	—	46
POSCO JAPAN Co., Ltd.		785,031	9,383	18,625	2,198	201	1,086
POSCO MEXICO S.A. DE C.V.		201,101	189	—	—	—	2
POSCO Maharashtra Steel Private Limited		302,720	—	—	—	—	31
Others (*6)		667,261	11,960	182,468	73,807	161,069	78,332

		8,896,022	259,695	1,715,456	744,375	464,904	276,279

Associates and joint ventures (*3)
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*5)		3,547	—	3,327	—	268	1
SNNC		1,934	412	326,679	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		19,187	—	—	—	—	—
Others (*7,8)		12,023	40,278	43,220	—	1	—

		36,691	40,690	373,226	—	269	1

	~~W~~	8,932,713	300,385	2,088,682	744,375	465,173	276,280

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of September 30, 2015, the Company provided guarantees to related parties (Note 33).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	It is reclassified from subsidiary to associate (Note 9).
(*6)	The Company borrowed USD 17.42 million from POSCO-Uruguay S.A, a subsidiary of the Company, during the nine-month period ended September 30, 2015.
(*7)	The Company lended USD 60 million to CSP, an associate of the Company, and the entire amount of loan was collected during the nine-month period ended September 30, 2015.
(*8)	The Company collected the loan of USD 3.85 million from LLP POSUK Titanium, an associate of the Company, during the nine-month period ended September 30, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	For the nine-month period ended September 30, 2014

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	19,650	16,731	—	716,827	3,689	18,372
POSCO Processing & Service		794,689	8,648	632,748	—	—	1,199
POSCO COATED & COLOR STEEL Co., Ltd.		332,862	10	—	—	8,623	116
POSCO ICT		635	2,542	—	139,152	19,364	117,870
eNtoB Corporation		—	1	193,717	2,590	108	13,501
POSCO CHEMTECH		397,910	20,926	382,897	3,650	226,683	748
POSCO M-TECH		144	21	92,729	1,292	148,432	6,256
POSCO ENERGY CO., LTD.		131,365	918	—	2,263	—	20
POSCO TMC Co., Ltd.		180,327	38	—	—	795	1,152
POSCO AST		390,673	2	8,112	—	47,431	1,526
POSHIMETAL Co., Ltd.		7,714	3,617	124,103	—	—	—
Daewoo International Corporation		2,661,942	20,628	84,180	—	—	2,077
POSCO America Corporation		524,797	2	—	—	—	179
POSCO Canada Ltd.		—	—	109,832	—	—	—
POSCO Asia Co., Ltd.		1,605,969	89	131,006	—	10,006	1,338
Qingdao Pohang Stainless Steel Co., Ltd.		51,238	2	—	—	—	—
POSCO JAPAN Co., Ltd.		1,054,186	—	10,363	892	3	766
POSCO MEXICO S.A. DE C.V.		203,241	775	—	—	—	—
POSCO Maharashtra Steel Private Limited		307,527	610	—	—	—	—
Others		694,170	8,697	165,851	39,561	24,962	86,537

		9,359,039	84,257	1,935,538	906,227	490,096	251,657

Associates and joint ventures
SNNC		2,454	5,322	272,288	—	—	5
POSCO PLANTEC Co., Ltd.		11,764	43	2,358	65,962	10,643	11,748
Others		23,886	40,900	47,954	—	—	—

		38,104	46,265	322,600	65,962	10,643	11,753

	~~W~~	9,397,143	130,522	2,258,138	972,189	500,739	263,410

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended September 30, 2015 and 2014 were as follows:

1)	For the three-month period ended September 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1,100	24	—	67,549	—	62
POSCO Processing & Service		305,176	—	91,934	—	—	197
POSCO COATED & COLOR STEEL Co., Ltd.		99,689	—	—	—	1,812	2
POSCO ICT		213	1	—	96,025	7,580	43,535
eNtoB Corporation		—	—	56,609	2,722	41	4,540
POSCO CHEMTECH		94,719	7,123	127,539	711	75,685	681
POSCO ENERGY CO., LTD.		44,075	384	—	—	—	—
POSCO TMC Co., Ltd.		79,405	—	—	—	392	383
POSCO AST		84,368	—	—	—	10,092	303
POSHIMETAL Co., Ltd.		2,554	43	32,811	—	—	—
Daewoo International Corporation		870,337	—	10,983	—	—	96
POSCO PLANTEC Co., Ltd.		299	8	809	52,420	4,675	2,727
POSCO Thainox Public Company Limited		63,593	—	533	—	—	3
POSCO America Corporation		160,721	—	—	—	—	54
POSCO Canada Ltd.		—	—	31,912	—	—	—
POSCO Asia Co., Ltd.		443,568	294	77,282	—	87	883
Qingdao Pohang Stainless Steel Co., Ltd.		16,647	—	—	—	—	—
POSCO JAPAN Co., Ltd.		277,524	—	6,691	524	201	567
POSCO MEXICO S.A. DE C.V.		68,672	36	—	—	—	2
POSCO Maharashtra Steel Private Limited		94,782	—	—	—	—	31
Others (*1)		204,367	1,835	61,956	28,633	54,226	32,070

		2,911,809	9,748	499,059	248,584	154,791	86,136

Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,894	—	655	—	39	—
SNNC		729	129	114,537	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		4,788	—	—	—	—	—
Others (*2)		2,787	8,879	14,925	—	1	—

		10,198	9,008	130,117	—	40	—

	~~W~~	2,922,007	18,756	629,176	248,584	154,831	86,136

(*1)	The Company borrowed USD 17.42 million from POSCO-Uruguay S.A, a subsidiary of the Company, during the three-month period ended September 30, 2015.
(*2)	The Company collected the loan of USD 60 million from CSP, an associate of the Company, during the three-month period ended September 30, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	For the three-month period ended September 30, 2014

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	13,019	57	—	126,342	429	5,853
POSCO Processing & Service		276,632	70	158,940	—	—	938
POSCO COATED & COLOR STEEL Co., Ltd.		104,224	9	—	—	3,353	50
POSCO ICT		28	52	—	41,090	6,679	37,896
eNtoB Corporation		—	1	70,830	911	73	4,437
POSCO CHEMTECH		130,111	5,492	130,166	902	73,985	191
POSCO M-TECH		49	5	29,117	402	46,955	1,745
POSCO ENERGY CO., LTD.		46,760	320	—	—	—	—
POSCO TMC Co., Ltd.		64,923	38	—	—	267	388
POSCO AST		123,996	2	3,276	—	14,852	675
POSHIMETAL Co., Ltd.		2,447	1,304	43,115	—	—	—
Daewoo International Corporation		954,810	23	14,115	—	—	421
POSCO America Corporation		162,205	—	—	—	—	—
POSCO Canada Ltd.		—	—	27,343	—	—	—
POSCO Asia Co., Ltd.		595,816	36	34,069	—	1,125	670
Qingdao Pohang Stainless Steel Co., Ltd.		16,343	—	—	—	—	—
POSCO JAPAN Co., Ltd.		334,806	—	4,001	433	—	319
POSCO MEXICO S.A. DE C.V.		67,186	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		195,744	29	—	—	—	—
Others		230,688	79	55,199	13,883	7,991	28,245

		3,319,787	7,517	570,171	183,963	155,709	81,828

Associates and joint ventures
SNNC		411	49	108,530	—	—	—
POSCO PLANTEC Co., Ltd.		3,364	19	858	28,607	4,296	9,090
Others		9,748	11,434	15,355	—	—	—

		13,523	11,502	124,743	28,607	4,296	9,090

	~~W~~	3,333,310	19,019	694,914	212,570	160,005	90,918

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(c)	The related account balances of significant transactions between the controlling company and related companies as of September 30, 2015 and December 31, 2014 are as follows:

1)	September 30, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	64	39,327	39,391	—	7,161	109	7,270
POSCO Processing & Service		85,326	125	85,451	4,215	237	—	4,452
POSCO COATED & COLOR STEEL Co., Ltd.		72,065	49	72,114	—	5	897	902
POSCO ICT		—	66	66	1,076	34,810	2,088	37,974
eNtoB Corporation		—	—	—	7,501	11,642	13	19,156
POSCO CHEMTECH		31,285	4,088	35,373	55,481	11,930	20,094	87,505
POSCO ENERGY CO., LTD.		17,718	1,976	19,694	—	—	1,945	1,945
POSCO TMC Co., Ltd.		78,048	23	78,071	—	20	203	223
POSCO AST		59,635	41	59,676	—	1,711	3,803	5,514
POSHIMETAL Co., Ltd.		—	4,804	4,804	—	9,403	1	9,404
Daewoo International Corporation		172,299	—	172,299	—	95	—	95
POSCO Thainox Public Company Limited		63,593	—	63,593	—	—	—	—
POSCO America Corporation		58,786	—	58,786	—	—	—	—
POSCO Asia Co., Ltd.		198,449	243	198,692	4,414	95	—	4,509
Qingdao Pohang Stainless Steel Co., Ltd.		6,703	—	6,703	—	—	—	—
POSCO MEXICO S.A. DE C.V.		85,777	—	85,777	—	2	—	2
POSCO Maharashtra Steel Private Limited		285,965	—	285,965	—	—	—	—
Others (*1)		142,439	3,780	146,219	13,176	29,692	45,949	88,817

		1,358,152	54,522	1,412,674	85,863	106,803	75,102	267,768

Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,605	—	1,605	—	—	—	—
SNNC		263	22	285	27,651	—	—	27,651
POSCO PLANTEC Co., Ltd.		94	4	98	1,213	10,692	6	11,911
Others		667	12,206	12,873	—	—	—	—

		2,629	12,232	14,861	28,864	10,692	6	39,562

	~~W~~	1,360,781	66,754	1,427,535	114,727	117,495	75,108	307,330

(*1)	Other payables include a loan of USD 17.42 million borrowed from POSCO-Uruguay S.A.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	December 31, 2014

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO ENERGY CO., LTD.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST		44,281	54	44,335	—	2,458	3,364	5,822
POSHIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corporation		164,029	3,178	167,207	8	210	1	219
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Canada Ltd.		—	—	—	—	4,534	—	4,534
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO JAPAN Co., Ltd.		42,692	89	42,781	344	1,552	—	1,896
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Private Limited		364,899	7,714	372,613	—	—	—	—
Others		140,282	58,769	199,051	15,150	68,965	29,076	113,191

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and joint ventures
SNNC		219	125	344	7,017	—	—	7,017
LLP POSUK Titanium(*1)		—	4,235	4,235	—	—	—	—
Others		258	18	276	1,396	—	—	1,396

		477	4,378	4,855	8,413	—	—	8,413

	~~W~~	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

(*1)	Other receivables of the accompanying associate includes loans amounting to USD 3.85 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the nine-month periods ended September 30, 2015 and 2014 were as follows:

1)	For the nine-month period ended September 30, 2015

(in millions of Won)	Sales and others			Purchase and others		Finance transaction(*1)
	Sales		Others	Purchase of material	Others	Loan (collection)
Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	~~W~~	25,630	—	36,866	1,982	—
New Songdo International City Development, LLC		343,699	—	—	597	—
SNNC		21,706	41	—	52,790	—
Posco e&c Songdo International Building		4,725	—	—	19,053	—
VSC POSCO Steel Corporation		17,684	—	2,149	3	(2,024)
USS-POSCO Industries		279,014	—	912	—	—
CSP - Compania Siderurgica do Pecem		666,618	—	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		57,267	—	53,693	—	(222)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	16,895	—	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		6,762	—	—	—	429
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		20,947	—	—	—	953
Zhangjiagang Pohang Refractories Co., Ltd.		715	12	16,470	1,368	—
Sebang Steel		—	—	23,076	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		167,658	—	3,040	3,190	—
DMSA/AMSA		800	7,061	—	—	29,734
South-East Asia Gas Pipeline Company Ltd.		—	21,854	—	—	4,513
Others		186,348	1,035	8,769	2,510	12,080

	~~W~~	1,799,576	30,003	161,870	81,493	45,463

(*1)	Most transactions in relation to loan agreements for related parties have arisen from Daewoo International Corporation and POSCO Investment Co., Ltd.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

2)	For the nine-month period ended September 30, 2014

(in millions of Won)	Sales and others			Purchase and others		Finance transaction
	Sales		Others	Purchase of material	Others	Loan (collection)
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	352,997	—	—	38	—
SNNC		110,306	441	3,798	—	—
Posco e&c Songdo International Building		4,758	—	—	17,624	—
POSCO PLANTEC Co., Ltd.		15,866	2	2,732	99,699	—
VSC POSCO Steel Corporation		1,874	—	12,599	—	(2,396)
USS-POSCO Industries		358,627	—	3,273	—	—
Nickel Mining Company SAS		5,558	—	—	—	15,759
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		22,605	—	—	—	(235)
CSP - Compania Siderurgica do Pecem		1,236,414	—	—	5,766	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		109,094	—	82,657	—	(48)
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		34,094	—	—	—	(1,107)
Zhangjiagang Pohang Refractories Co., Ltd.		729	1	15,350	2,051	—
Sebang Steel		—	—	32,586	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		160,424	—	—	11,542	—
DMSA/AMSA		—	5,547	—	—	14,506
South-East Asia Gas Pipeline Company Ltd.		—	20,159	—	—	25,705
Others		138,437	2,595	31,485	3,896	(18,450)

	~~W~~	2,551,783	28,745	184,480	140,616	33,734

Sales and others, purchase and others and financial transaction for the year ended December 31, 2014 amount to ~~W~~3,330,435 million, ~~W~~408,214 million and ~~W~~102,447 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended September 30, 2015 and 2014 were as follows:

1)	For the three-month period ended September 30, 2015

(in millions of Won)	Sales and others			Purchase and others		Finance transaction
	Sales		Others	Purchase of material	Others	Loan (collection)
Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	~~W~~	9,543	—	17,865	—	—
New Songdo International City Development, LLC		95,687	—	—	512	—
SNNC		9,569	3	—	335	—
Posco e&c Songdo International Building		1,604	—	—	6,269	—
VSC POSCO Steel Corporation		4,630	—	78	1	—
USS-POSCO Industries		80,254	—	476	—	—
CSP - Compania Siderurgica do Pecem		194,441	—	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		12,768	—	10,624	—	(476)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	5,021	—	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		1,241	—	—	—	317
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		5,460	—	—	—	704
Zhangjiagang Pohang Refractories Co., Ltd.		243	4	4,869	731	—
Sebang Steel		—	—	7,013	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		76,972	—	—	1	—
DMSA/AMSA		793	2,531	—	—	17,859
South-East Asia Gas Pipeline Company Ltd.		—	7,257	—	—	10,509
Others		72,024	333	2,975	176	12,269

	~~W~~	565,232	10,128	48,921	8,025	41,182

2)	For the three-month period ended September 30, 2014

(in millions of Won)	Sales and others			Purchase and others		Finance transaction
	Sales		Others	Purchase of material	Others	Loan (collection)
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	113,876	—	—	24	—
SNNC		30,972	—	3,798	—	—
Posco e&c Songdo International Building		1,652	—	—	5,874	—
POSCO PLANTEC Co., Ltd.		5,909	—	37	25,727	—
VSC POSCO Steel Corporation		1,588	—	4,220	—	(2,346)
USS-POSCO Industries		107,336	—	1,109	—	—
Nickel Mining Company SAS		2,177	—	—	—	543
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		5,524	—	—	—	1,810
CSP - Compania Siderurgica do Pecem		338,150	—	—	5,766	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		34,563	—	22,930	—	369
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		7,944	—	—	—	(616)
Zhangjiagang Pohang Refractories Co., Ltd.		279	1	3,853	670	—
Sebang Steel		—	—	6,018	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		71,821	—	—	2,029	—
DMSA/AMSA		—	2,173	—	—	4,436
South-East Asia Gas Pipeline Company Ltd.		—	7,069	—	—	9,829
Others		53,800	261	12,661	1,840	(2,662)

	~~W~~	775,591	9,504	54,626	41,930	11,363

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(f)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of September 30, 2015 and December 31, 2014 are as follows:

1)	September 30, 2015

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	~~W~~	9,474	—	—	9,474	5,556	20	5,576
New Songdo International City Development, LLC		221,271	—	32,809	254,080	—	14	14
Posco e&c Songdo International Building		5,821	—	12,743	18,564	—	—	—
VSC POSCO Steel Corporation		10,895	—	—	10,895	23	—	23
USS-POSCO Industries		149,220	—	—	149,220	120	—	120
Nickel Mining Company SAS		3,783	17,918	67	21,768	—	4,209	4,209
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		65,303	59,725	312	125,340	—	3,984	3,984
CSP - Compania Siderurgica do Pecem		335,620	—	134,162	469,782	—	101,024	101,024
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		12,513	10,989	6	23,508	940	—	940
PT. Batutua Tembaga Raya		—	37,537	—	37,537	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		3,597	11,945	47	15,589	—	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		85,134	—	—	85,134	35	—	35
DMSA/AMSA		—	170,278	2,927	173,205	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	299,866	—	299,866	—	—	—
Others		169,856	52,532	13,551	235,939	10,806	31,244	42,050

	~~W~~	1,072,487	660,790	196,624	1,929,901	17,480	140,495	157,975

2)	December 31, 2014

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
METAPOLIS Co., Ltd.	~~W~~	28,437	26,000	6,712	61,149	—	—	—
New Songdo International City Development, LLC		336,796	—	52,969	389,765	—	20	20
SNNC		19,173	—	1,937	21,110	3,395	98	3,493
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		48,804	—	—	48,804	—	—	—
UITrans LRT Co., Ltd.		33,424	—	—	33,424	—	—	—
USS-POSCO Industries		150,557	—	—	150,557	153	—	153
Nickel Mining Company SAS		609	16,488	58	17,155	—	4,729	4,729
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		51,166	54,960	282	106,408	—	4,020	4,020
CSP - Compania Siderurgica do Pecem		366,914	—	114,041	480,955	—	167,302	167,302
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		31,521	11,212	5	42,738	12,000	—	12,000
PT. Batutua Tembaga Raya		—	34,342	—	34,342	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		13,539	10,992	43	24,574	—	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		139,831	—	—	139,831	35	—	35
DMSA/AMSA		4,211	140,544	445	145,200	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	295,352	—	295,352	—	—	—
Others		80,772	25,437	10,676	116,885	8,402	23,919	32,321

	~~W~~	1,305,754	615,327	187,168	2,108,249	23,985	200,088	224,073

(g)	For the nine-month periods ended September 30, 2015 and 2014, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2015		September 30, 2014
Short-term benefits	~~W~~	81,692	83,633
Retirement benefits		17,289	17,350
Long-term benefits		15,472	15,144

	~~W~~	114,453	116,127

Key management officers include directors (including outside directors), and executive officials who have significant influence and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

33. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2015, are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO ASSAN TST STEEL INDUSTRY	HSBC and others	USD	188,392,500	225,036	USD	150,714,000	180,028
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co Co., Ltd. (SPC)	THB	5,501,000,000	180,323	THB	5,501,000,000	180,323
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	100,080	USD	83,784,000	100,080
	POSCO Investment Co., Ltd.	BOA and others	USD	335,000,000	400,158	USD	273,000,000	326,098
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	676,170	USD	508,869,000	607,844
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	234,725,000	280,380	USD	234,725,000	280,380
	POSCO SS-VINA	Export-Import Bank of Korea and others	USD	354,351,050	423,273	USD	354,351,050	423,273
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	77,643	USD	40,625,000	48,526
	POSCO (Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	65,000,000	77,643	USD	65,000,000	77,643
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	234,122	USD	196,000,000	234,122
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,612,937	USD	1,245,056,523	1,487,219
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	130,000,000	155,285	USD	130,000,000	155,285
Daewoo International Corporation	Brazil Sao Paulo Steel Processing Center	MIZUHO	USD	30,000,000	35,835	USD	30,000,000	35,835
	Daewoo International INDIA Private Ltd.	Shinhan Bank	USD	50,000,000	59,725	USD	2,856,682	3,412
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,931	USD	12,500,000	14,931
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	20,000,000	23,890	USD	14,000,000	16,723
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	20,932,500	25,004	USD	16,746,000	20,003
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	56,000,000	66,892	USD	56,000,000	66,892
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	147,000,000	175,592	USD	135,500,000	161,855
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	19,709	USD	16,500,000	19,709
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	119,450	USD	100,000,000	119,450
	SANTOSCMI S.A.	SG BANK and others	USD	383,201,941	6,944	USD	383,201,941	6,944
	POSCO Engineering and Construction India Private Limited	Shinhan Bank	INR	70,000,000	83,615	INR	68,500,000	81,823
POSCO ICT	PT. POSCO ICT INDONESIA	POSCO Investment	USD	2,400,000	2,867	USD	2,400,000	2,867
POSCO Engineering CO., Ltd	PT PEN INDONESIA	POSCO Investment	USD	6,000,000	7,167	USD	6,000,000	7,167
	POSCO ENGINEERING (THAILAND) CO., LTD.	HSBC	USD	16,000,000	19,112	USD	16,000,000	19,112
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	33,600,000	40,135	USD	32,000,000	38,224
	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	5,883,750	7,028	USD	5,883,750	7,028
POSCO Processing & Service	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	14,913	USD	9,214,750	11,007
	POSCO Gulf SFC LLC	KEB Bank and others	USD	33,000,000	39,419	USD	30,000,000	35,835
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	National Bank of Uzbekistan	USD	6,127,060	7,319	USD	6,127,060	7,319
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	2,487,570	2,971	USD	2,487,570	2,971
POSCO Investment Co., Ltd.	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BOA and others	USD	103,000,000	123,034	USD	73,000,000	87,199
POSCO-China Holding Corp.	DONG FANG JIN HONG	Bank of Communications and others	CNY	1,590,000,000	298,459	CNY	1,547,029,869	290,393
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	MIZUHO and others	JPY	1,021,811,730	10,185	JPY	156,602,530	1,561
	POSCO-JWPC Co., Ltd.	Higo Bank and others	JPY	974,000,000	9,709	JPY	821,800,000	8,192
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,492	JPY	200,000,000	1,994
SANTOSCMI S.A.	COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	550,000	657	USD	541,388	647
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Investment	USD	13,986,947	16,707	USD	13,986,947	16,707
PT. POSCO ICT INDONESIA	POSCO LED Co., Ltd.	UOB	KRW	8,000	8,000	KRW	8,000	8,000
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	231,614	USD	177,806,813	212,390

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	KDB Bank and others	USD	420,000,000	501,689	USD	373,121,694	445,695
		BNDES	BRL	464,060,000	136,652	BRL	274,129,418	80,723
	LLP POSUK Titanium	KB Bank	USD	15,000,000	17,918	USD	15,000,000	17,918
Daewoo International Corporation	DMSA/AMSA	Export-Import Bank of Korea and others	USD	165,133,333	197,252	USD	140,000,000	167,230
	GLOBAL KOMSCO Daewoo LLC	ICBC and others	USD	8,225,000	9,825	USD	8,225,000	9,825
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC and others	Others	KRW	696,600	696,600	KRW	685,100	685,100
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	6,000,000	7,167	USD	5,100,000	6,092
POSCO Processing & Service	Sebang Steel	Shinhan Bank	JPY	367,500,000	3,663	JPY	367,500,000	3,663
Daewoo (China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	30,000,000	5,631	CNY	30,000,000	5,631
	SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Bank of Communications	CNY	50,000,000	9,386	CNY	50,000,000	9,386
[Others]
Daewoo International Corporation	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	87,272,727	104,247	USD	67,047,518	80,088
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Eco-city Corporation and others	Others	KRW	735,150	735,150	KRW	470,178	470,178
	THE GALE INVESTMENTS COMPANY, L.L.C.	Others	USD	50,000,000	59,725	USD	50,000,000	59,725
POSCO ICT	SMS Energy and others	Shinhan BNP Paribas asset management Co., LTD. and others	KRW	295,220	295,220	KRW	295,220	295,220
	JEONNONG BAEUMTEO JIKIMLEE CO., LTD and others	Northeast Asia infra private offering special investment trust	KRW	1,999,015	1,999,015	KRW	1,999,015	1,999,015
	Hyochun	Daegu Bank and others	KRW	40,100	40,100	KRW	40,100	40,100
POSCO Engineering CO., Ltd	SAMJIN Solar Energy Co. and others	Hana Bank and others	KRW	22,440	22,440	KRW	12,653	12,653
HUME COAL PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	804,000	672	AUD	804,000	672
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	6,710	AUD	8,023,765	6,710
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	POS Infra auto	Shinhan Bank	CNY	2,925,000	549	CNY	2,242,500	421
			USD	405,000	484	USD	405,000	484

			USD	5,586,211,878	6,221,949	USD	5,083,776,686	5,621,782
			KRW	3,796,525	3,796,525	KRW	3,510,266	3,510,266
			CNY	1,672,925,000	314,025	CNY	1,629,272,369	305,831
			THB	5,501,000,000	180,323	THB	5,501,000,000	180,323
			INR	70,000,000	83,615	INR	68,500,000	81,823
			JPY	2,613,311,730	26,049	JPY	1,545,902,530	15,410
			AUD	8,827,765	7,382	AUD	8,827,765	7,382
			BRL	464,060,000	136,652	BRL	274,129,418	80,723

(b)	POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided completion guarantees for Samsung C&T Corporation amounting to ~~W~~1,154,593 million while Samsung C&T Corporation has provided construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION Co., Ltd. amounting to ~~W~~803,893 million as of September 30, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of September 30, 2015, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2015, 69 million tons of iron ore and 27 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2015, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 24.50 million, USD 8.25 million and USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2015, the remaining balance of the borrowings amount to USD 12.88 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION., LTD.	As of September 30, 2015, POSCO ENGINEERING & CONSTRUCTION., LTD. has comprehensive loan agreements of up to ~~W~~283.5 billion and USD 268 million with Woori Bank and ~~W~~98 billion and USD 843 million with Korea Exchange Bank. Also, POSCO ENGINEERING & CONSTRUCTION., LTD. has bank overdraft agreements of up to ~~W~~20 billion with WooriBank which is included in the limit of comprehensive loan agreements and ~~W~~3 billion with Korea Exchange Bank.

POSCO ICT	As of September 30, 2015, in relation to contract enforcement, POSCO ICT was provided with ~~W~~63,945 million and ~~W~~57,960 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(d)	Litigation in progress

As of September 30, 2015, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

In April 2012, Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, alleging violation of trade secrets and seeking prohibition on production and sales of grain oriented electrical steel sheets and compensation from the Company of ~~W~~982.8 billion. Simultaneously, NSSMC filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Corporation, a subsidiary of POSCO, claiming infringement of patent rights related to the production of grain oriented electrical steel sheets. In connection with this, the Company has filed a lawsuit in Korea seeking confirmation of non-existence of debt. On September 30, 2015, pursuant to the agreement between POSCO and NSSMC, the pending lawsuit filed by NSSMC in Japan was withdrawn, along with all related lawsuits in Korea and the United States of America, in the settlement amount of ~~W~~299 billion from POSCO to strengthen the strategic partnership between the two companies. On the same date, the Company paid ~~W~~299 billion as the settlement to NSSMC, therefore all litigations were withdrawn and closed.

2)	Other lawsuits and claims

The Company is involved in 181 other lawsuits and claims for alleged damages aggregating to ~~W~~490.3 billion as defendant as of September 30, 2015, which arose in the ordinary course of business. The Company has recognized provisions amounting to ~~W~~31.9 billion for three lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of September 30, 2015.

(e)	Other contingencies

Details of other contingencies of the Company as of September 30, 2015, are as follows:

Company	Description
POSCO	POSCO has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO ENGINEERING & CONSTRUCTION., LTD.	As of September 30, 2015, POSCO ENGINEERING & CONSTRUCTION., LTD. has provided thirty-five blank checks and eight blank promissory notes as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of September 30, 2015, Daewoo International Corporation has provided forty-five blank promissory notes and seventeen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT	As of September 30, 2015, POSCO ICT has provided two blank promissory notes and sixteen blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

34. Cash Flows from Operating Activities

Adjustments for operating cash flows for the nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	September 30, 2015		September 30, 2014
Trade accounts and notes receivable	~~W~~	1,520,615	(604,867)
Other receivables		383,007	115,966
Inventories		1,358,663	(1,090,606)
Other current assets		(30,652)	(32,610)
Other non-current assets		(57,276)	(2,901)
Trade accounts and notes payable		(881,205)	(463,185)
Other payables		(274,247)	332,178
Other current liabilities		244,979	(278,854)
Provisions		(95,372)	(90,672)
Payment of severance benefits		(131,489)	(118,876)
Plan assets		6,044	(38,492)
Other non-current liabilities		(81,118)	(49,318)

	~~W~~	1,961,949	(2,322,237)

35. Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments — steel, trading, construction and others. The steel segment includes production of steel products and revenue of such products. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements. Also, transactions between operating segments are made under the same condition as an independent third party transaction.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2015

(Unaudited)

(b)	Information about reportable segments for the nine-month periods ended September 30, 2015 and 2014 was as follows:

1)	For the nine-month period ended September 30, 2015

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	21,677,404	14,080,237	6,234,409	2,294,345	44,286,395
Internal revenues		12,768,532	6,534,252	1,069,493	2,049,713	22,421,990
Including inter segment revenue		6,977,831	3,371,581	876,647	1,978,672	13,204,731
Total revenues		34,445,936	20,614,489	7,303,902	4,344,058	66,708,385
Segment profits (losses)		91,586	163,785	(287,923)	(11,295)	(43,847)

2)	For the nine-month period ended September 30, 2014

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	23,936,693	15,672,300	5,886,613	2,917,939	48,413,545
Internal revenues		13,201,735	7,445,536	1,697,607	2,277,265	24,622,143
Including inter segment revenue		7,624,734	3,881,695	1,397,205	2,142,163	15,045,797
Total revenues		37,138,428	23,117,836	7,584,220	5,195,204	73,035,688
Segment profits		813,106	156,512	26,828	79,445	1,075,891

(c)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2015 and 2014 were as follows:

(in millions of Won)	September 30, 2015		September 30, 2014
Total profit (loss) for reportable segments	~~W~~	(43,847)	1,075,891
Corporate fair value adjustments		(72,749)	(99,512)
Elimination of inter-segment profits		(89,049)	(209,575)
Tax expense		337,593	552,687

Profit before income tax expense	~~W~~	131,948	1,319,491

61